UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2011
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

F O R M 6-K

for the quarter
ended September 30 of
Fiscal Year 2011

Luxottica Group S.p.A.
Headquarters and registered office • Via C. Cantù 2, 20123 Milan, Italy
 Capital Stock € 28,022,941.98
authorized and issued

ITEM 1. MANAGEMENT REPORT ON THE INTERIM
CONSOLIDATED FINANCIAL RESULTS
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

        The following discussion should be read in conjunction with the disclosure contained in the Consolidated Financial Statements as of December 31, 2010, which includes a study about risks and uncertainties that can influence operational results or the financial position of Luxottica Group (the "Group").

1.     OPERATING PERFORMANCE FOR THE THREE- AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011

        During the first nine months and third quarter of 2011, Luxottica's growth trend continued. In a macroeconomic environment that was positive, the Group benefited from a prolonged "sun" season, delivering sales and earnings growth for the eighth straight quarter. The Group achieved particularly solid performance in Emerging Markets (growing more than 24 percent and 35 percent at constant exchange rates1 for the first nine months and third quarter of 2011, respectively) and in North America during this period. Despite the significant depreciation of the U.S. dollar against the Euro, going from 1.3145 to 1.4065 (–6.5 percent) in the first nine months of 2011 and from 1.2910 during the third quarter of 2010 to 1.4127 (–8.6 percent) during the same period in 2011, net sales exceeded Euro 4.7 billion and Euro 1.5 billion and net income was Euro 388.0 million and Euro 111.2 million for the first nine months and for the third quarter of 2011, respectively.

          1  We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which the Group operates, during the relevant nine and three months periods ended September 30, 2011. Please refer to Attachment 1 for further details on exchange rates.

        During the third quarter of the year, Luxottica achieved well-balanced growth in both its Retail and Wholesale Divisions. The results recorded by the Wholesale Division were once again excellent, with strong growth in net sales which were Euro 1,900.2 million (+10.3 percent or +11.9 percent at constant exchange rates) and Euro 555.1 million (+7.1 percent or +10.7 percent at constant exchange rates) for the nine months ended September 30, 2011 and for the third quarter 2011, respectively.

        The results recorded by the Retail Division confirmed the positive trend shown in the first six months of the year with well-balanced growth rates in all the geographies in which the Group operates. Net sales were Euro 2,813.3 million (+3.1 percent or +8.0 percent at constant exchange rates) and Euro 968.7 million (+2.4 percent or +9.6 percent at constant exchange rates) for the nine months ended September 30, 2011 and for the third quarter 2011, respectively.

        In the third quarter of 2011, net sales rose by 10.0 percent at constant exchange rates (+4.0 percent at current exchange rates) to Euro 1,523.8 million from Euro 1,464.7 million in the third quarter of 2010. During the nine-month period, net sales rose by 9.6 percent at constant exchange rates to Euro 4,713.5 million, from Euro 4,451.5 million in the first nine months of 2010.

        Net income attributable to Luxottica Group Stockholders for the nine- and three-month periods ended September 30, 2011 was Euro 388.0 million and Euro 111.2 million, respectively, operating income for the respective periods was Euro 678.8 million and Euro 194.5 million and EPS was Euro 0.84 and Euro 0.24. During the third quarter of 2011, the Group recorded the following items characterized as extraordinary or non-recurring in its financial results which have been incorporated, as indicated, into our disclosures in this Report: (1) an extraordinary gain of approximately Euro 21.0 million related to the acquisition of a 40% stake in Multiopticas Internacional S.L. ("Multiopticas Internacional"); (2) non-recurring costs related to Luxottica's 50th anniversary celebrations of approximately Euro 12.0 million; and (3) non-recurring restructuring and start-up costs in the Retail Division of approximately Euro 11.8 million.

        Adjusted EBITDA2 for the third quarter of 2011 grew over the previous year by 4.7 percent to Euro 276.0 million, from Euro 263.5 million in the third quarter of 2010. For the first nine months of the year, adjusted EBITDA increased to Euro 911.1 million from Euro 841.5 million posted for the same period of 2010.

          2  For a further discussion of Adjusted EBITDA, see page 17—"Non-IAS/IFRS Measures."

        Adjusted operating income3 for the third quarter of 2011 was Euro 197.4 million (Euro 186.4 million for the same period last year, +5.9 percent), while the Group's adjusted operating margin4 improved from 12.7 percent in the third quarter of 2010 to 13.0 percent in the third quarter of 2011. For the first nine months of the year, the adjusted operating income amounted to Euro 681.6 million, up 10.6 percent over the Euro 616.0 million posted for the same period last year.

          3  For a further discussion of Adjusted Operating Income, see page 17—"Non-IAS/IFRS Measures."

          4  For a further discussion of Adjusted Operating Margin, see page 17—"Non-IAS/IFRS Measures."

        Adjusted net income5 for the third quarter of 2011 increased to Euro 106.1 million, up by +4.1 percent from Euro 101.9 million in the same period of 2010, resulting in adjusted earnings per share6 (EPS) of Euro 0.23 (at an average Euro/U.S. dollar exchange rate of 1.4127). The adjusted EPS in U.S. dollars grew by 13.4 percent from U.S. $0.29 in the third quarter of 2010 to U.S. $0.33 in the third quarter of 2011. Net income for the nine month period of 2011 increased to Euro 388.0 million (Adjusted—Euro 382.9 million), up by 11.8 percent from Euro 347.1 million in the same period of 2010, resulting in EPS of Euro 0.84 (at an average Euro/U.S. dollar exchange rate of 1.4065). The adjusted EPS in U.S. dollars grew by 17.6 percent to U.S. $ 1.17 in the first nine months of 2011 from U.S. $ 0.99 in the same period of 2010.

          5  For a further discussion of Adjusted Net Income, see page 17—"Non-IAS/IFRS Measures."

          6  For a further discussion of Adjusted EPS, see page 17—"Non-IAS/IFRS Measures."

        For the third quarter of 2011 and the first nine month period ended September 30, 2011, Luxottica once again generated positive free cash flow7 (Euro 200 million and Euro 338 million, respectively). Net debt8 as of September 30, 2011 amounted to Euro 2,078 million (Euro 2,111 million at the end of 2010), with a ratio of net debt to adjusted EBITDA of 1.8x as compared with 2.0x at the end of 2010.

          7  For a further discussion of Free Cash Flow, see page 17—"Non-IAS/IFRS Measures."

          8  For a further discussion of Net Debt and Net Debt to Adjusted EBITDA, see page 17—"Non-IAS/IFRS Measures."

2.     SIGNIFICANT EVENTS DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2011

January

        On January 20, 2011, the Group terminated the revolving credit line with Banca Nazionale del Lavoro totaling Euro 150 million. The original maturity date of the credit line was July 13, 2011. As of December 31, 2010, the credit line was undrawn.

February

        On February 17, 2011, the Group announced that it had entered into agreements pursuant to which the Group subsequently acquired two sunglass specialty retail chains totaling more than 70 stores in Mexico for a total amount of Euro 19.5 million. This transaction marks the Company's entry into the sun retail business in Mexico where the Group already has a solid presence through its wholesale division. Over time, the stores will be rebranded under the Sunglass Hut brand. The acquisition was completed in the second quarter of 2011.

March

        During the first three months of 2011, we purchased on the Mercato Telematico Azionario ("MTA") 466,204 of our ordinary shares at an average price of Euro 22.45 per share, for a total amount of Euro 10.5 million, pursuant to the stock purchase program approved at the Stockholders' Meeting on October 29, 2009 and launched on November 16, 2009. This stock purchase program expired on April 28, 2011.

April

        At the Stockholders' Meeting on April 28, 2011, the stockholders approved the Statutory Financial Statements as of December 31, 2010, as proposed by the Board of Directors and the distribution of a cash dividend of Euro 0.44 per ordinary share, reflecting a year-over-year 26 percent increase. The aggregate dividend amount of Euro 204.6 million was fully paid in May 2011.

May

        On May 23, 2011, the Group announced that it had entered into an agreement to accelerate the purchases, in July 2011, of 57 percent of Multiopticas Internacional share capital. The Group already owned a 40 percent stake in Multiopticas Internacional, which itself currently owns over 470 eyewear stores operating under the Opticas GMO, Econopticas and Sun Planet retail brands in Chile, Peru, Ecuador and Colombia.

        Once the call option is exercised (which is worth approximately Euro 95 million), the Group will own 97 percent of Multiopticas Internacional's share capital.

        Multiopticas Internacional is currently present in South America with more than 470 stores as follows: 221 in Chile, 141 in Peru, 40 in Ecuador and 77 in Colombia. In 2010 they had total net sales exceeding Euro 80 million. Over the last four years, Compound Annual Growth Rate (CAGR) of net sales was more than 11 percent. It is expected that net sales for 2011 for the Multiopticas Internacional business could reach Euro 95 million.

        Under the terms of the agreement, the Group paid on July 13, 2011, 70 percent of the exercise price, determined on the basis of Multiopticas Internacional's sales and EBITDA values, at the time of the exercise of the call option. The remaining 30 percent of the exercise price will be paid by the end of 2011.

August

        On August 5, 2011, the Group announced that it had entered into an agreement pursuant to which it will acquire Erroca, the premier sunglass specialty retail chain in Israel, with more than 60 stores. This transaction marks Luxottica's entry into the sun Retail business in Israel, where the Group already has a solid presence through its Wholesale Division. Over time, the stores will be rebranded under the Sunglass Hut brand, the largest sunglass specialty retailer in the world.

        The enterprise value of this transaction, which is subject to the approval of the relevant competition authority and is expected to close by the end of 2011, is approximately Euro 20 million.

        As part of the celebrations marking the Group's 50th anniversary of its founding, on August 31, 2011 the Board of Directors of Luxottica Group S.p.A. approved the gifting of free treasury shares to employees of the Group in Italy. The transaction involved over 7 thousand employees for an aggregate maximum amount of 313,575 Group treasury shares.

September

        On September 19, 2011, the Group approved the partial demerger of Luxottica S.r.l., a wholly-owned subsidiary of Luxottica, in favor of Luxottica Group S.p.A. The assets of Luxottica S.r.l. that, in connection with the demerger, will be transferred to Luxottica Group S.p.A. are primarily the subsidiary's license contracts and assets related to its distribution activities. Given that Luxottica Group S.p.A. owns 100 percent of the share capital of Luxottica S.r.l., according to the provisions of article n° 2505 of the Italian Civil Code and pursuant to the bylaws of the companies involved, the demerger will be executed in simplified form and the resolution authorizing the demerger will be approved by the Boards of Directors of the two companies. Given that Luxottica is the sole shareholder of Luxottica S.r.l., no shares of Luxottica will be granted in exchange for these assets and no capital increase will take place. Furthermore, the corporate purpose of Luxottica will not be changed. The demerger is part of a broader project of reorganization of the activities of Luxottica S.r.l., which started in 2007 and is aimed at focusing the business of this company on manufacturing activities. The demerger, which is not subject to the Group's Procedure for Operations with Related Parties, will be based upon the financial statements as of June 30, 2011 of the two companies. The transaction is expected to be completed by January 1, 2012.

3.     FINANCIAL RESULTS

        The Group is a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 5.8 billion in 2010, over 60,000 employees and a strong global presence. The Group operates in two industry segments: (i) manufacturing and wholesale distribution (the "Wholesale Segment"); and (ii) retail distribution (the "Retail Segment"). See Note 5 to the Condensed Consolidated Quarterly Financial Report as of September 30, 2011 (unaudited) for additional disclosures about our operating segments. Through the manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses. The Group operates its retail distribution segment principally through its retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, ILORI, The Optical Shop of Aspen, OPSM, Laubman & Pank, Budget Eyewear, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow and our Licensed Brands (Sears Optical and Target Optical).

        As a result of numerous acquisitions and the subsequent expansion of business activities in the United States through these acquisitions, the Group's results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.3145 in the first nine months of 2010 to Euro 1.00 = U.S. $1.4065 in the same period of 2011. With the acquisition of OPSM and Bright Eyes (acquired through Oakley), our results of operations have also been rendered susceptible to currency fluctuations between the Euro and the Australian dollar, from an average exchange rate of Euro 1.00 = Australian $1.4655 in the first nine months of 2010 to Euro 1.00 = Australian $1.3540 in the same period of 2011. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan relative to other currencies in which we receive revenues could impact the demand for our products or our profitability as reported in the Group's consolidated financial reports. However, in the first nine months of 2011, the fluctuation of the Chinese Yuan did not significantly affect demand for products or decrease the Group's reported profitability. Although the Group engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted reported revenues and expenses during the periods discussed herein. This discussion should be read in conjunction with the risk factor discussion in Note 10 of the Management Report of the 2010 Consolidated Financial Statements.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 (UNAUDITED)

In accordance with IAS/IFRS

	Nine months ended September 30,

In thousands of Euro	2011	% of net sales	2010	% of net sales

Net sales	4,713,453	100.0%	4,451,542	100.0%
Cost of sales	1,621,782	34.4%	1,529,395	34.4%

Gross profit	3,091,671	65.6%	2,922,148	65.6%

Selling	1,485,787	31.5%	1,427,794	32.1%
Royalties	80,122	1.7%	74,512	1.7%
Advertising	306,771	6.5%	286,455	6.4%
General and administrative	480,061	10.2%	454,547	10.2%
Intangibles amortization	60,159	1.3%	62,829	1.4%
Total operating expenses	2,412,900	51.2%	2,306,136	51.8%

Income from operations	678,771	14.4%	616,012	13.8%

Other income/(expense)
Interest income	10,393	0.2%	5,824	0.1%
Interest expense	(89,809)	(1.9)%	(78,500)	(1.8)%
Other—net	(5,947)	(0.1)%	(5,872)	(0.1)%

Income before provision for income taxes	593,408	12.6%	537,464	12.1%

Provision for income taxes	(200,211)	(4.2)%	(186,202)	(4.2)%

Net income	393,198	8.3%	351,262	7.9%

Attributable to
—Luxottica Group stockholders	387,963	8.2%	347,077	7.8%
—non-controlling interests	5,235	0.1%	4,185	0.1%

NET INCOME	393,198	8.3%	351,262	7.9%

        During the nine-month period ended September 30, 2011, the Group recorded the following items characterized as extraordinary or non-recurring in its financial results: (1) an extraordinary gain of approximately Euro 21.0 million related to the acquisition of the 40% stake in Multiopticas Internacional; (2) non-recurring costs related to Luxottica's 50th anniversary celebrations of approximately Euro 12.0 million; and (3) non-recurring restructuring and start-up costs in the Retail Division of approximately Euro 11.8 million.

        Income from operations and net income attributable to Luxottica Group stockholders adjusted to exclude the above non-recurring items would be as follows:

Adjusted Measures In thousands of Euro	2011	% of net sales	2010	% of net sales

Adjusted income from operations	681,605	14.5%	616,012	13.8%
Adjusted net income attributable to Luxottica stockholders	382,912	8.1%	347,077	7.8%

        Net Sales.    Net sales increased by Euro 262.0 million, or 5.9 percent, to Euro 4,713.5 million in the first nine months of 2011 from Euro 4,451.5 million in the same period of 2010. Euro 177.3 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in the first nine months of 2011 as compared to the same period in 2010 and to increased sales in the retail distribution segment of Euro 84.7 million for the same period.

        9  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        Net sales for the retail distribution segment increased by Euro 84.7 million, or 3.1 percent, to Euro 2,813.3 million in the first nine months of 2011 from Euro 2,728.6 million in the same period in 2010. The increase in net sales for the period was partially attributable to a 5.1 percent improvement in comparable store sales(9) mainly due to a 5.3 percent increase in comparable store sales for the North American retail operations. The effects from currency fluctuations between the Euro (which is the Group's reporting currency) and other currencies in which the Group conducts business, in particular the weakening of the U.S. dollar, despite the strengthening of the Australian dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 134.8 million during the period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 177.3 million, or 10.3 percent, to Euro 1,900.2 million in the first nine months of 2011 from Euro 1,722.9 million in the same period in 2010. This increase was mainly attributable to increased sales of most of the Group's house brands, in particular Ray-Ban and Oakley, and of some designer brands such as Prada, Polo, Burberry and Tiffany. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were partially offset by negative currency fluctuations, in particular the weakening of the U.S. dollar, despite the strengthening of the Australian dollar and other minor currencies, including but not limited to the Brazilian Real and the Japanese Yen, the total effect of which was to decrease net sales to third parties in the manufacturing and wholesale distribution segment by Euro 28.4 million.

        In the first nine months of 2011, net sales in the retail distribution segment accounted for approximately 59.7 percent of total net sales, as compared to approximately 61.3 percent of total net sales for the same period in 2010. This decrease in sales for the retail distribution segment as a percentage of total net sales was primarily attributable to a 10.3 percent increase in net sales to third parties in our manufacturing and wholesale distribution segment for the first nine months of 2011 as compared to the same period of 2010, which exceeded a 3.1 percent increase in net sales in the retail distribution segment for the first nine months of 2011 as compared to the same period of 2010.

        In the first nine months of 2011, net sales in our retail distribution segment in the United States and Canada comprised 81.0 percent of our total net sales in this segment as compared to 83.3 percent of our total net sales in the same period of 2010. In U.S. dollars, retail net sales in the United States and Canada increased by 7.3 percent to U.S. $3,205.2 million in the first nine months of 2011 from U.S. $2,987.5 million for the same period in 2010, due to sales volume increases. During the first nine months of 2011, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 19.0 percent of our total net sales in the retail distribution segment and increased by 17.2 percent to Euro 534.4 million in the first nine months of 2011 from Euro 455.9 million, or 16.7 percent of our total net sales in the retail distribution segment for the same period in 2010, mainly due to an increase in consumer demand.

        In the first nine months of 2011, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 901.0 million, comprising 47.4 percent of our total net sales in this segment, compared to Euro 838.2 million, or 48.7 percent of total net sales in the segment, for the same period in 2010. The increase in net sales in Europe of Euro 62.8 million in the first nine months of 2011 as compared to the same period of 2010 constituted a 7.5 percent increase in net sales to third parties, due to a general increase in consumer demand. Net sales to third parties in the manufacturing and wholesale distribution segment in the United States and Canada were U.S. $646.9 million and comprised 24.2 percent of total net sales in this segment for the first nine months of 2011, compared to U.S. $558.7 million, or 24.7 percent of total net sales in the segment, for the same period of 2010. The increase in net sales in the United States and Canada was primarily due to a general increase in consumer demand. In the first nine months of 2011, net sales to third parties in the manufacturing and wholesale distribution segment in the rest of the world were Euro 539.2 million, comprising 28.4 percent of our total net sales in this segment, compared to Euro 459.7 million, or 26.7 percent of our net sales in this segment, in the same period of 2010. The increase of Euro 79.5 million, or 17.3 percent, in the first nine months of 2011 as compared to the same period of 2010, was due to the positive effect of currency fluctuations as well as an increase in consumer demand.

        Cost of Sales.    Cost of sales increased by Euro 92.4 million, or 6.0 percent, to Euro 1,621.8 million in the first nine months of 2011 from Euro 1,529.4 million in the same period of 2010, essentially in line with the increase of net sales in the period. As a percentage of net sales, cost of sales was 34.4 percent in the first nine months of 2011 and 2010. In the first nine months of 2011, the average number of frames produced daily in our facilities increased to approximately 268,700 as compared to approximately 237,200 in the same period of 2010, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 169.6 million, or 5.8 percent, to Euro 3,091.7 million in the first nine months of 2011 from Euro 2,922.1 million for the same period of 2010. As a percentage of net sales, gross profit increased to 65.6 percent in the first nine months of 2011 and 2010.

        Operating Expenses.    Total operating expenses increased by Euro 106.8 million, or 4.6 percent, to Euro 2,412.9 million in the first nine months of 2011 from Euro 2,306.1 million in the same period of 2010. As a percentage of net sales, operating expenses decreased to 51.2 percent in the first nine months of 2011, from 51.8 percent in the same period of 2010. Total operating expenses, excluding the above mentioned non-recurring items, increased by Euro 103.9 million, or 4.5 percent, to Euro 2,410.1 million in the first nine months of 2011 from Euro 2,306.1 million in the same period of 2010. As a percentage of net sales, operating expenses decreased to 51.1 percent in the first nine months of 2011, from 51.8 percent in the same period of 2010.

        Selling and advertising expenses (including royalty expenses) increased by Euro 83.9 million, or 4.7 percent, to Euro 1,872.7 million in the first nine months of 2011 from Euro 1,788.8 million in the same period of 2010. Selling expenses increased by Euro 58.0 million, or 4.1 percent. Advertising expenses increased by Euro 20.3 million, or 7.1 percent. Royalties increased by Euro 5.6 million, or 7.5 percent. As a percentage of net sales, selling and advertising expenses decreased to 39.7 percent in the first nine months of 2011, compared to 40.2 percent for the same period of 2010, mainly due to efficiencies reached in managing the Group's sales force.

        Selling and advertising expenses (including royalty expenses), excluding the above mentioned non-recurring costs, increased by Euro 71.2 million, or 4.0 percent, to Euro 1,860.0 million in the first nine months of 2011 from Euro 1,788.8 million in the same period of 2010. Selling expenses increased by Euro 51.0 million, or 3.6 percent. Advertising expenses increased by Euro 14.6 million, or 5.1 percent. Royalties increased by Euro 5.6 million, or 7.5 percent. As a percentage of net sales, selling and advertising expenses decreased to 39.5 percent in the first nine months of 2011, compared to 40.2 percent for the same period of 2010, mainly due to efficiencies reached in managing our sales force.

        General and administrative expenses, including intangible asset amortization increased by Euro 22.8 million, or 4.4 percent, to Euro 540.2 million in the first nine months of 2011 as compared to Euro 517.4 million in the same period of 2010. As a percentage of net sales, general and administrative expenses were 11.5 percent in the first nine months of 2011 as compared to 11.6 percent in the same period of 2010.

        General and administrative expenses, including intangible asset amortization, and excluding the above mentioned non-recurring items, increased by Euro 32.7 million, or 6.3 percent, to Euro 550.1 million in the first nine months of 2011 as compared to Euro 517.4 million in the same period of 2010. As a percentage of net sales, general and administrative expenses were 11.7 percent in the first nine months of 2011 as compared to 11.6 percent in the same period of 2010.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 62.8 million, or 10.2 percent, to Euro 678.8 million in the first nine months of 2011 from Euro 616.0 million in the same period of 2010. As a percentage of net sales, income from operations increased to 14.4 percent in the first nine months of 2011 from 13.8 percent in the same period of 2010. For the reasons described above, adjusted income from operations increased by Euro 65.4 million, or 10.6 percent, to Euro 681.6 million in the first nine months of 2011 from Euro 616.0 million in the same period of 2010. As a percentage of net sales, income from operations increased to 14.5 percent in the first nine months of 2011 from 13.8 percent in the same period of 2010.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (85.4) million in the first nine months of 2011 as compared to Euro (78.5) million in the same period of 2010. Net interest expense was Euro 79.4 million in the first nine months of 2011 as compared to Euro 72.7 million in the same period of 2010. The increase in net interest expense is attributable to an increase in the cost of debt, mainly due to (i) the arrangement of new long-term debt, which has extended the average maturity of the Group's debt and (ii) a higher debt exposure in certain emerging markets where the Group now operates, where the cost of indebtedness is significantly higher as compared to the cost of indebtedness in markets where the Group historically has obtained financing.

        Net Income.    Income before taxes increased by Euro 55.9 million, or 10.4 percent, to Euro 593.4 million in the first nine months of 2011 from Euro 537.5 million in the same period of 2010, for the reasons described above. As a percentage of net sales, income before taxes increased to 12.6 percent in the first nine months of 2011 from 12.1 percent in the same period of 2010. Net income attributable to non-controlling interests increased to Euro 5.2 million in the first nine months of 2011 as compared to Euro 4.2 million in the same period of 2010. Our effective tax rate was 33.7 percent in the first nine months of 2011 as compared to 34.6 percent for the same period of 2010.

        Net income attributable to Luxottica Group stockholders increased by Euro 40.9 million, or 11.8 percent, to Euro 388.0 million in the first nine months of 2011 from Euro 347.1 million in the same period of 2010. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 8.2 percent in the first nine months of 2011 from 7.8 percent in the same period of 2010. Adjusted net income attributable to Luxottica Group stockholders increased by Euro 35.8 million, or 10.3 percent, to Euro 382.9 million in the first nine months of 2011 from Euro 347.1 million in the same period of 2010. Adjusted net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 8.1 percent in the first nine months of 2011 from 7.8 percent in the same period of 2010.

        Basic earnings per share were Euro 0.84 in the first nine months of 2011 as compared to Euro 0.76 in the same period of 2010. Diluted earnings per share were Euro 0.84 in the first nine months of 2011 as compared to Euro 0.75 in the same period of 2010.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 (UNAUDITED)

In accordance with IAS/IFRS

	Three months ended September 30,

In thousands of Euro	2011	% of net sales	2010	% of net sales

Net sales	1,523,807	100.0%	1,464,732	100.0%
Cost of sales	524,656	34.4%	499,849	34.1%

Gross profit	999,151	65.6%	964,883	65.9%

Selling	505,420	33.2%	490,264	33.5%
Royalties	23,070	1.5%	22,012	1.5%
Advertising	103,098	6.8%	89,967	6.1%
General and administrative	152,936	10.0%	154,907	10.6%
Intangibles amortization	20,090	1.3%	21,297	1.5%
Total operating expenses	804,614	52.9%	778,447	53.1%

Income from operations	194,537	12.8%	186,436	12.7%

Other income/(expense)
Interest income	3,158	0.2%	2,543	0.2%
Interest expense	(29,376)	(1.9)%	(26,929)	(1.8)%
Other—net	(3,051)	(0.2)%	(1,120)	(0.1)%

Income before provision for income taxes	165,268	10.8%	160,930	11%

Provision for income taxes	(52,990)	(3.5)%	(58,229)	(4.0)%

Net income	112,278	7.4%	102,701	7.0%

Attributable to
—Luxottica Group stockholders	111,181	7.3%	101,935	6.9%
—non-controlling interests	1,097	0.1%	766	0.1%

Net income	112,278	7.4%	102,701	7.0%

        During third quarter ended September 30, 2011, the Group recorded the following items characterized as extraordinary or non-recurring in its financial results: (1) an extraordinary gain of approximately Euro 21.0 million related to the acquisition of the 40% stake in Multiopticas Internacional; (2) non-recurring costs related to Luxottica's 50th anniversary celebrations of approximately Euro 12.0 million; and (3) non-recurring restructuring and start-up costs in the Retail Division of approximately Euro 11.8 million.

        The income from operations and net income attributable to Luxottica Group stockholders adjusted to exclude the above non-recurring items would be as follows:

Adjusted Measures In thousands of Euro	Q3 2011	% of net sales	Q3 2010	% of net sales

Adjusted income from operations	197,371	13.0%	186,436	12.7%
Adjusted net income attributable to Luxottica stockholders	106,131	7.0%	101,934	7.0%

        Net Sales.    Net sales increased by Euro 59.1 million, or 4.0 percent, to Euro 1,523.8 million in the three-month period ended September 30, 2011 from Euro 1,464.7 million in the same period of 2010. Euro 36.8 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in the three-month period ended September 30, 2011 as compared to the same period in 2010, and increased sales in the retail distribution segment of Euro 22.2 million for the same period.

        Net sales for the retail distribution segment increased by Euro 22.2 million, or 2.4 percent, to Euro 968.7 million in the three-month period ended September 30, 2011 from Euro 946.5 million in the same period in 2010. The increase is attributable to a 4.3 percent improvement in comparable store sales, in particular, there was a 3.7 percent increase in comparable store sales for the North American retail operations. The effects from currency fluctuations between the Euro (which is the Group's reporting currency) and other currencies in which the Group conducts business, in particular the weakening of the U.S. dollar, despite the strengthening of the Australian dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 68.2 million during the period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 36.8 million, or 7.1 percent, to Euro 555.1 million in the three-month period ended September 30, 2011 from Euro 518.3 million in the same period in 2010. This increase was mainly attributable to increased sales of most of the Group's house brands, in particular Ray-Ban and Oakley, and of some designer brands such as Polo, Burberry and Tiffany. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were partially offset by negative currency fluctuations, in particular a weakening of the U.S. dollar and other minor currencies, including but not limited to the Brazilian Real and the Canadian dollar, which decreased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 18.8 million, notwithstanding the strengthening of the Australian dollar.

        During the three-month period ended September 30, 2011, net sales in the retail distribution segment accounted for approximately 63.6 percent of total net sales, as compared to approximately 64.6 percent of total net sales for the same period in 2010. This decrease in sales for the retail distribution segment as a percentage of total net sales was primarily attributable to a 7.1 percent increase in net sales to third parties in our manufacturing and wholesale distribution segment for the three-month period ended September 30, 2011 from the same period of 2010, as compared to a 2.4 percent increased in net sales in the retail distribution segment for the three-month period ended September 30, 2011 from the same period of 2010.

        During the three-month period ended September 30, 2011, net sales in the Group's retail distribution segment in the United States and Canada comprised 79.6 percent of total net sales in this segment as compared to 83.7 percent of the Group's total net sales in the same period of 2010. In U.S. dollars, retail net sales in the United States and Canada increased by 6.4 percent to U.S. $1,089.0 million in the three-month period ended September 30, 2011 from U.S. $1,023.5 million for the same period in 2010, due to sales volume increases. During the three-month period ended September 30, 2011, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 20.4 percent of total net sales in the retail distribution segment and increased by 28.5 percent to Euro 197.9 million in the three-month period ended September 30, 2011 from Euro 154.0 million, or 16.3 percent of total net sales in the retail distribution segment for the same period in 2010, mainly due to an increase in consumer demand.

        During the three-month period ended September 30, 2011, net sales to third parties in the Group's manufacturing and wholesale distribution segment in Europe were Euro 219.0 million, comprising 39.5 percent of our total net sales in this segment, compared to Euro 216.2 million, or 41.7 percent of total net sales in the segment, for the same period in 2010. The increase in net sales in Europe of Euro 2.8 million in the three-month period ended September 30, 2011 as compared to the same period of 2010 constituted a 1.3 percent increase in net sales to third parties. Net sales to third parties in the manufacturing and wholesale distribution segment in the United States and Canada were U.S. $224.4 million and comprised 28.6 percent of total net sales in this segment for the three-month period ended September 30, 2011, compared to U.S. $192.5 million, or 28.7 percent of total net sales in the segment, for the same period of 2010. In the three-month period ended September 30, 2011, net sales to third parties in the manufacturing and wholesale distribution segment in the rest of the world were Euro 177.2 million, comprising 31.9 percent of our total net sales in this segment, compared to Euro 153.0 million, or 29.5 percent of our net sales in this segment, in the same period of 2010. The increase of Euro 24.2 million, or 15.8 percent, in the three-month period ended September 30, 2011 as compared to the same period of 2010, was due to an increase in consumer demand.

        Cost of Sales.    Cost of sales increased by Euro 24.8 million, or 5.0 percent, to Euro 524.7 million in the three-month period ended September 30, 2011 from Euro 499.8 million in the same period of 2010, essentially in line with the increase of net sales in the period. As a percentage of net sales, cost of sales was 34.4 percent in the three-month period ended September 30, 2011 as compared to 34.1 percent in the same period of 2010. The average number of frames produced daily in the Group's facilities increased to approximately 280,900 in the three-month period ended September 30, 2011, as compared to approximately 246,000 in the same period of 2010, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Gross profit increased by Euro 34.3 million, or 3.6 percent, to Euro 999.2 million in the three-month period ended September 30, 2011 from Euro 964.9 million for the same period of 2010. As a percentage of net sales, gross profit was 65.6 percent in the three-month period ended September 30, 2011 as compared to 65.9 percent in the same period in 2010, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 26.2 million, or 3.4 percent, to Euro 804.6 million in the three-month period ended September 30, 2011 from Euro 778.4 million in the same period of 2010. As a percentage of net sales, operating expenses decreased to 52.8 percent in the three-month period ended September 30, 2011, from 53.1 percent in the same period of 2010. Total operating expenses, excluding the above mentioned non-recurring items, increased by Euro 23.3 million, or 3.0 percent, to Euro 801.8 million in the three-month period ended September 30, 2011 from Euro 778.4 million in the same period of 2010. As a percentage of net sales, operating expenses decreased to 52.6 percent in the three-month period ended September 30, 2011, from 53.1 percent in the same period of 2010.

        Selling and advertising expenses (including royalty expenses) increased by Euro 29.4 million, or 4.9 percent, to Euro 631.6 million in the three-month period ended September 30, 2011 from Euro 602.2 million in the same period of 2010. Selling expenses increased by Euro 15.2 million, or 3.1 percent. Advertising expenses increased by Euro 13.1 million, or 14.6 percent. Royalties increased by Euro 1.1 million, or 4.8 percent. As a percentage of net sales, selling and advertising expenses slightly increased to 41.4 percent in the three-month period ended September 30, 2011, compared to 41.1 percent for the same period of 2010.

        Selling and advertising expenses (including royalty expenses), excluding the above mentioned non-recurring expenses, increased by Euro 16.7 million, or 2.8 percent, to Euro 618.9 million in the three-month period ended September 30, 2011 from Euro 602.2 million in the same period of 2010. Selling expenses increased by Euro 8.2 million, or 1.7 percent. Advertising expenses increased by Euro 7.4 million, or 8.3 percent. Royalties increased by Euro 1.1 million, or 4.8 percent. As a percentage of net sales, selling and advertising expenses slightly decreased to 40.6 percent in the three-month period ended September 30, 2011, compared to 41.1 percent for the same period of 2010.

        General and administrative expenses, including intangible asset amortization decreased by Euro 3.2 million, or 1.8 percent, to Euro 173.0 million in the three-month period ended September 30, 2011 as compared to Euro 176.2 million in the same period of 2010. As a percentage of net sales, general and administrative expenses were 11.4 percent in the three-month period ended September 30, 2011 as compared to 12.0 percent in the same period of 2010. General and administrative expenses, including intangible asset amortization and excluding the above mentioned non-recurring items, increased by Euro 6.7 million, or 3.8 percent, to Euro 182.9 million in the three-month period ended September 30, 2011 as compared to Euro 176.2 million in the same period of 2010. As a percentage of net sales, general and administrative expenses were 12.0 percent in the three-month periods ended September 30, 2011 and 2010.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 8.1 million, or 4.3 percent, to Euro 194.5 million in the three-month period ended September 30, 2011 from Euro 186.4 million in the same period of 2010. As a percentage of net sales, income from operations increased to 12.8 percent in the three-month period ended September 30, 2011 from 12.7 percent in the same period of 2010. For the reasons described above, adjusted income from operations increased by Euro 10.9 million, or 5.9 percent, to Euro 197.4 million in the three-month period ended September 30, 2011 from Euro 186.4 million in the same period of 2010. As a percentage of net sales, income from operations increased to 13.0 percent in the three-month period ended September 30, 2011 from 12.7 percent in the same period of 2010.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (29.3) million in the three-month period ended September 30, 2011 as compared to Euro (25.5) million in the same period of 2010. Net interest expense was Euro 26.2 million in the three-month period ended September 30, 2011 as compared to Euro 24.4 million in the same period of 2010. Net interest expense remained substantially unchanged in the three-month period ended September 30, 2011 as compared to the same period of 2010, although the arrangement of new long-term debt has extended the average maturity of the Group's debt, resulting in a higher debt exposure in certain emerging markets where the Group now operates.

        Net Income.    Income before taxes increased by Euro 4.3 million, or 2.7 percent, to Euro 165.3 million in the three-month period ended September 30, 2011 from Euro 160.9 million in the same period of 2010, for the reasons described above. As a percentage of net sales, income before taxes increased to 10.8 percent in the three-month period ended September 30, 2011 from 11.0 percent in the same period of 2010. Net income attributable to non-controlling interests increased to Euro 1.1 million in the three-month period ended September 30, 2011 as compared to Euro 0.8 million in the same period of 2010. Our effective tax rate was 32.1 percent in the three-month period ended September 30, 2011 as compared to 36.2 percent for the same period of 2010.

        Net income attributable to Luxottica Group stockholders increased by Euro 9.2 million, or 9.1 percent, to Euro 111.2 million in the three-month period ended September 30, 2011 from Euro 101.9 million in the same period of 2010. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 7.3 percent in the three-month period ended September 30, 2011 from 7.0 percent in the same period of 2010. Adjusted net income attributable to Luxottica Group stockholders increased by Euro 4.2 million, or 4.1 percent, to Euro 106.1 million in the three-month period ended September 30, 2011 from Euro 101.9 million in the same period of 2010. Net income attributable to Luxottica Group stockholders as a percentage of net sales was 7.0 percent in the three month periods ended September 30, 2011 and 2010.

        Basic and diluted earnings per share were Euro 0.24 in the three-month period ended September 30, 2011 as compared to Euro 0.22 in the same period of 2010.

OUR CASH FLOWS

        The following table sets forth for the periods indicated certain items included in our statements of consolidated cash flows included in Item 2 of this report.

(Thousands of Euro)		As of September 30, 2011	As of September 30, 2010

A)	Cash and cash equivalents at the beginning of the period	679,852	380,081
B)	Cash provided by operating activities	546,969	589,717
C)	Cash used in investing activities	(282,807)	(261,620)
D)	Cash used in financing activities	(343,497)	(310,816)
	Change in bank overdrafts	15,675	71,321
	Effect of exchange rate changes on cash and cash equivalents	(9,838)	14,260
E)	Net change in cash and cash equivalents	(73,498)	102,862

F)	Cash and cash equivalents at the end of the period	606,355	482,943

        Operating activities.    Our cash provided by operating activities was Euro 547.0 million and Euro 589.7 million for the first nine months of 2011 and 2010, respectively.

        Depreciation and amortization were Euro 229.5 million in the first nine months of 2011 as compared to Euro 225.4 million in the same period of 2010.

        Cash used in accounts receivable was Euro (40.8) million in the first nine months of 2011, compared to Euro (20.7) million in the same period of 2010. This change was primarily due to an increase in sales volume in the first nine months of 2011 as compared to the same period of 2010. Cash (used in)/generated by inventory was Euro (23.7) million in the first nine months of 2011 as compared to Euro (16.1) million in the same period of 2010. The increase in inventory in the first nine months of 2011 is mainly attributable to currency fluctuation effects. Cash (used in)/generated by accounts payable was Euro (78.1) million in the first nine months of 2011 compared to Euro (29.0) million in the same period of 2010. This change is mainly due to increased purchases at our manufacturing facilities in the first nine months of 2011. Cash generated by income taxes payable was Euro 43.7 million in the first nine months of 2011 as compared to Euro 65.3 million in the same period of 2010. This change was mainly due to the timing of tax payments made by the Group in the different jurisdictions. Cash generated by/(used in) other assets/liabilities was Euro 27.6 million in the first nine months of 2011 as compared to Euro (15.7) million in the same period of 2010. This change, was mainly due to the Euro 52.7 million reduction of tax receivables that occurred in the first nine months of 2011 primarily in the North American subsidiaries and was partially offset by an increase in other assets of certain Italian subsidiaries of the Group. In the first nine months of 2010 the change related to other assets/liabilities was mainly due to the investment of Euro (25.9) million in the security portfolio that was previously maintained by Group.

        Investing activities.    Our cash used in investing activities was Euro (282.8) million for the first nine months of 2011 as compared to Euro (261.6) million for the same period in 2010. The cash used in investing activities primarily consisted of (i) Euro (197.6) million in capital expenditures in the first nine months of 2011 as compared to Euro (139.3) million in the same period of 2010, (ii) the acquisition of 57 percent in Multiopticas Internacional for Euro (54.2) million, the acquisition of two retail chains in Mexico for Euro (19.4) million, the acquisition of a retail chain in Australia for Euro (6.3) million and other minor acquisitions for Euro (5.3) million in the first nine months of 2011 as compared to the purchase of the remaining minority interest in Luxottica Turkey for a total amount of Euro (61.8) million and other minor acquisitions for a total amount of Euro (12.5), which occurred in the first nine months of 2010, and (iii) Euro (20.7) million for the payment of the second installment of the purchase price for the acquisition of a 40 percent investment in Multiopticas Internacional, which occurred in the first three months of 2010.

        Financing activities.    Our cash used in financing activities for the first nine months of 2011 and 2010 was Euro (343.5) million and Euro (285.5) million, respectively. Cash used in financing activities for the first nine months of 2011 consisted primarily of Euro (160.1) million used to repay long-term debt expiring during the first nine months of 2011 and Euro (206.4) million in cash used to pay dividends. Cash (used in)/provided by financing activities for the first nine months of 2010 consisted primarily of the proceeds of Euro 383.0 million from long-term debt borrowings, Euro (506.1) million in cash used to repay long-term debt expiring during the first nine months of 2010 and Euro (169.6) million in cash used to pay dividends.

OUR CONSOLIDATED BALANCE SHEET

In accordance with IAS/IFRS
In thousands of Euro

ASSETS	September 30, 2011 (unaudited)	December 31, 2010 (audited)

CURRENT ASSETS:
Cash and cash equivalents	606,355	679,852
Accounts receivable—net	685,434	655,892
Inventories—net	626,723	590,036
Other assets	225,203	226,759

Total current assets	2,143,714	2,152,539
NON CURRENT ASSETS:
Property, plant and equipment—net	1,263,386	1,229,130
Goodwill	2,980,342	2,890,397
Intangible assets—net	1,100,419	1,155,007
Investments	9,399	54,083
Other assets	142,336	148,125
Deferred tax assets	371,266	364,299

Total non-current assets	5,867,146	5,841,040

TOTAL ASSETS	8,010,861	7,993,579

LIABILITIES AND STOCKHOLDERS' EQUITY	September 30, 2011 (unaudited)	December 31, 2010 (audited)

CURRENT LIABILITIES:
Bank overdrafts	206,531	158,648
Current portion of long-term debt	239,788	197,566
Accounts payable	459,450	537,742
Income taxes payable	103,318	60,067
Other liabilities	604,435	549,280

Total current liabilities	1,613,522	1,503,303
NON-CURRENT LIABILITIES:
Long-term debt	2,238,561	2,435,071
Liability for termination indemnity	45,109	45,363
Deferred tax liabilities	426,131	429,848
Other liabilities	246,802	310,590

Total non-current liabilities	2,956,603	3,220,872
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	3,427,537	3,256,375
Non-controlling interests	13,201	13,029

Total stockholders' equity	3,440,737	3,269,404

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	8,010,861	7,993,579

        As of September 30, 2011, total assets increased by Euro 17.3 million to Euro 8,010.9 million, compared to Euro 7,993.6 million as of December 31, 2010.

        In the first nine months of 2011, non current assets increased by Euro 26.1 million, due to increases in net intangible assets (including goodwill) of Euro 35.4 million, property, plant and equipment—net of Euro 34.3 million and deferred tax assets of Euro 7.0 million, offset by the decrease in investments of Euro 44.7 million and other assets of Euro 5.8 million.

        The growth in net intangible assets was primarily due to a Euro 169.1 million increase, mainly related to the acquisition of Multiopticas Internacional, which was offset by the negative effects of foreign currency fluctuations of Euro 69.8 million and to the amortization for the period of Euro 63.9 million.

        The increase in property, plant and equipment was primarily due to additions during the period of Euro 197.6 million partially offset by negative currency fluctuation effects of Euro 11.8 million and depreciation of Euro 165.6 for the period.

        As of September 30, 2011, as compared to December 31, 2010:

  •
  Accounts receivable increased by Euro 29.5 million, mainly due to the increase in net sales during the first nine months of 2011;

  •
  Non-current liabilities decreased by Euro 264.3 million due to (i) the decrease of long-term debt by Euro 196.5 million, due to the reclassification of the short-term portion of Euro 172.5 million, (ii) the decrease in pension liability of Euro 26.7 million, (iii) the positive effect of currency fluctuations which decreased non-current liabilities by Euro 23.9 million and (iv) the decrease of Euro 25.1 million of interest rate derivatives liability as a result of an increase in interest rates, compared to December 31, 2010.

Our net financial position as of September 30, 2011 and December 31, 2010 was as follows:

(Thousands of Euro)	September 30, 2011 (unaudited)	December 31, 2010 (audited)

Cash and cash equivalents	606,355	679,852
Bank overdrafts	(206,531)	(158,648)
Current portion of long-term debt	(239,788)	(197,566)
Long-term debt	(2,238,561)	(2,435,071)

Total	(2,078,525)	(2,111,433)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group.

        As of September 30, 2011, we, together with our wholly-owned Italian subsidiary Luxottica S.r.l., had credit lines aggregating Euro 366.8 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 0.45 percent. At September 30, 2011, these credit lines were not utilized.

        As of September 30, 2011, our wholly-owned subsidiary Luxottica U.S. Holdings maintained unsecured lines of credit with an aggregate maximum availability of Euro 99.3 million (U.S. $134.1 million). The interest rate is a floating rate and is approximately USD LIBOR plus 80 basis points. At September 30, 2011, there were no outstanding borrowings on these credit lines (related to guarantees of letters of credit).

4.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding related party transactions, please refer to Note 28 to the Interim Consolidated Financial Statements as of September 30, 2011 (unaudited).

5.     ADAPTATION TO THE ARTICLES 36-39 OF THE REGULATED MARKETS

        On July 13, 2011, Luxottica acquired control of the capital stock of the Spanish company Multiopticas Internacional S.L. That company controls the following entities based in countries outside of the European Union:

  •
  OPTICAS GMO CHILE SAS, based in Chile;

  •
  OPTICAS GMO COLOMBIA SAS, based in Colombia;

  •
  OPTICAS GMO PERÚ SAC, based in Peru;

  •
  OPTICAS GMO ECUADOR SA, based in Ecuador.

        The companies OPTICAS GMO CHILE SAS, OPTICAS GMO COLOMBIA SAS and OPTICAS GMO PERÚ SAC are within the scope of the provisions of articles 36-39 of the CONSOB Market Regulation. With reference to the above subsidiaries outside the European Community, as of September 30, 2011 the Group completed the compliance plan pursuant to the provisions of art. 36-39 of the CONSOB Market Regulation.

6.     SUBSEQUENT EVENTS

        There were no significant events subsequent to close of the third quarter.

7.     2011 OUTLOOK

        Management believes that the results obtained in the first nine months of 2011 provide an excellent basis to look with confidence to the final quarter of 2011.

NON-IAS/IFRS MEASURES

Adjusted measures

        We use in this Management Report certain performance measures that are not in accordance with IAS/IFRS. Such non-IAS/IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IAS/IFRS measures are explained in detail and reconciled to their most comparable IAS/IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events. These adjustments impact: EBITDA, EBITDA margin, operating income, operating margins, net income and earnings per share as follows:

  a)
  an extraordinary gain of approximately Euro 21.0 million related to the acquisition of the 40 percent stake in Multiopticas Internacional;

  b)
  non-recurring costs related to Luxottica's 50th anniversary celebrations of approximately Euro 12.0 million; and

  c)
  non-recurring restructuring and start-up costs in the Retail Division of approximately Euro 11.8 million.

        The Group believes that these adjusted measures are useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Group's operating performance.

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). These adjusted comparisons are included in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations. See the tables below for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measure or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, which is also a non-IAS/IFRS measure. For reconciliation of EBITDA and EBITDA margin to its most directly comparable IAS/IFRS measure, see the pages following the tables below:

	9M 2011					9M 2010
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	4,713.5	908.3	678.8	388.0	0.84	4,451.5	841.5	616.0	347.1	0.76
> Adjustment for Multiopticas Internacional extraordinary gain	—	(21.0)	(21.0)	(21.0)	—	—	—	—	—	—
> Adjustment for 50th anniversary celebrations	—	12.0	12.0	8.5	—	—	—	—	—	—
> Adjustment for restructuring costs in Retail Division	—	11.8	11.8	7.5	—	—	—	—	—	—
Adjusted	4,713.5	911.1	681.6	382.9	0.83	4,451.5	841.5	616.0	347.1	0.76

	3Q2011					3Q2010
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	1,523.8	273.1	194.5	111.2	0.24	1,464.7	263.5	186.4	101.9	0.22
> Adjustment for Multiopticas Internacional extraordinary gain	—	(21.0)	(21.0)	(21.0)	—	—	—	—	—	—
> Adjustment for 50th anniversary celebrations	—	12.0	12.0	8.5	—	—	—	—	—	—
> Adjustment for restructuring costs in the Retail Division	—	11.8	11.8	7.5	—	—	—	—	—	—
Adjusted	1,523.8	276.0	197.4	106.1	0.23	1,464.7	263.5	186.4	101.9	0.22

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared with that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business.

        EBITDA and EBITDA margin are not measures of performance under IAS/IFRS. We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Company's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Company's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

        The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IAS/IFRS Measure: EBITDA and EBITDA margin
Millions of Euro

	3Q 2010	3Q 2011	9M 2010	9M 2011	FY10(1)	LTM September 30, 2011

Net income/(loss) (+)	101.9	111.2	347.1	388.0	402.7	443.6
Net income attributable to non-controlling interest (+)	0.8	1.1	4.2	5.2	5.1	6.1
Provision for income taxes (+)	58.2	53.0	186.2	200.2	218.2	232.2
Other (income)/expense (+)	25.5	29.3	78.5	85.4	106.6	113.4
Depreciation & amortization (+)	77.0	78.6	225.4	229.5	301.6	305.7

EBITDA (=)	263.5	273.1	841.5	908.3	1,034.2	1,101.0
Net sales (/)	1,464.7	1,523.8	4,451.5	4,713.5	5,798.0	6,059.9
EBITDA margin (=)	18.0%	17.9%	18.9%	19.3%	17.8%	18.2%

(1)
Net income as of Dec. 31, 2010 excluding impairment and discontinued operations. EBITDA as of Dec. 31, 2010 excluding impairment.

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin
Millions of Euro

	3Q 2010	3Q 2011	9M 2010	9M 2011	FY10(1)	LTM September 30, 2011

Net income/(loss) (+)	101.9	106.1	347.1	382.9	402.7	438.5
Net income attributable to non-controlling interest (+)	0.8	1.1	4.2	5.2	5.1	6.1
Provision for income taxes (+)	58.2	60.9	186.2	208.1	218.2	240.1
Other (income)/expense (+)	25.5	29.3	78.5	85.4	106.6	113.4
Depreciation & amortization (+)	77.0	78.6	225.4	229.5	301.6	305.7

EBITDA (=)	263.5	276.0	841.5	911.1	1,034.2	1,103.9
Net sales (/)	1,464.7	1,523.8	4,451.5	4,713.5	5,798.0	6,059.9
EBITDA margin (=)	18.0%	18.1%	18.9%	19.3%	17.8%	18.2%

(1)
Net income as of Dec. 31, 2010 excluding impairment and discontinued operations. EBITDA as of Dec. 31, 2010 excluding impairment.

Non-IAS/IFRS Measures: Reconciliation between reported and adjusted P&L items
Millions of Euro

	FY10
	EBITDA	Net Income

Reported	1,013.8	402.2
> Adjustment for goodwill impairment charge	20.4	20.4
> Adjustment for discontinued operations	—	(19.9)
Adjusted	1,034.2	402.7

Free Cash Flow

        Free cash flow represents net income before noncontrolling interests, taxes, other income/expense, depreciation and amortization (i.e., EBITDA) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. We believe that free cash flow is useful to both management and investors in evaluating our operating performance compared with other companies in our industry. In particular, our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

        Free cash flow is not a measure of performance under IAS/IFRS. We include it in this Management Report in order to:

  •
  Improve transparency for investors;

  •
  Assist investors in their assessment of our operating performance and our ability to generate cash from operations in excess of our cash expenses;

  •
  Ensure that this measure is fully understood in light of how we evaluate our operating results;

  •
  Properly define the metrics used and confirm their calculation; and

  •
  Share this measure with all investors at the same time.

        Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

        The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure:

Non-IAS/IFRS Measure: Free cash flow
Millions of Euro

9M 2011

EBITDA(1)	908
Δ working capital	(157)
Capex	(198)

Operating cash flow	553
Financial charges(2)	(79)
Taxes	(130)
Extraordinary charges(3)	(6)

Free cash flow	338

(1)
EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income

(2)
Equals interest income minus interest expense

(3)
Equals extraordinary income minus extraordinary expense

Non-IAS/IFRS Measure: Free cash flow
Millions of Euro

3Q 2011

EBITDA(1)	273
Δ working capital	56
Capex	(66)

Operating cash flow	264
Financial charges(2)	(26)
Taxes	(34)
Extraordinary charges(3)	(3)

Free cash flow	200

(1)
EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income

(2)
Equals interest income minus interest expense

(3)
Equals extraordinary income minus extraordinary expense

Net debt to EBITDA ratio

        Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash. EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company's operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business. The ratio of net debt to EBITDA is a measure used by management to assess the Company's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

        We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Company's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Company's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

        The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

  •
  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IAS/IFRS measure, see the table on the earlier page.

Non-IAS/IFRS Measure: Net debt and Net debt / EBITDA
Millions of Euro

	Sep. 30, 2011		Dec. 31, 2010

Long-term debt	2,238.6		2,435.1
(+)
Current portion of long-term debt	239.8		197.6
(+)
Bank overdrafts	206.5		158.6
(+)
Cash	(606.4)		(679.9)
(-)
Net debt	2,078.5		2,111.4
(=)
LTM EBITDA	1,101.0		1,034.2
Net debt/LTM EBITDA	1.9	x	2.0	x
Net debt @ avg. exchange rates(1)	2,035.1		2,116.2
Net debt @ avg. exchange rates(1)/LTM EBITDA	1.8	x	2.0	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IAS/IFRS Measure: Net debt and Net debt / Adjusted EBITDA
Millions of Euro

	Sep. 30, 2011		Dec. 31, 2010

Long-term debt	2,238.6		2,435.1
(+)
Current portion of long-term debt	239.8		197.6
(+)
Bank overdrafts	206.5		158.6
(+)
Cash	(606.4)		(679.9)
(-)
Net debt	2,078.5		2,111.4
(=)
LTM EBITDA ADJ	1,103.9		1,034.2
Net debt/LTM EBITDA	1.9	x	2.0	x
Net debt @ avg. exchange rates(1)	2,035.1		2,116.2
Net debt @ avg. exchange rates(1)/LTM EBITDA	1.8	x	2.0	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

ITEM 2.    INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION—IAS/IFRS
FOR THE PERIOD ENDED SEPTEMBER 30, 2011 AND DECEMBER 31, 2010(*)
(Thousands of Euro)

	Note Reference	September 30, 2011 (unaudited)	December 31, 2010 (audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	606,355	679,852
Accounts receivable—net	7	685,434	655,892
Inventories—net	8	626,723	590,036
Other assets	9	225,203	226,759

Total current assets		2,143,714	2,152,539
NON-CURRENT ASSETS:
Property, plant and equipment—net	10	1,263,386	1,229,130
Goodwill	11	2,980,342	2,890,397
Intangible assets—net	11	1,100,419	1,155,007
Investments	12	9,399	54,083
Other assets	13	142,336	148,125
Deferred tax assets	14	371,266	364,299

Total non-current assets		5,867,146	5,841,040

TOTAL ASSETS		8,010,861	7,993,579

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short term borrowings	15	206,531	158,648
Current portion of long-term debt	16	239,788	197,566
Accounts payable	17	459,450	537,742
Income taxes payable	18	103,318	60,067
Other liabilities	19	604,435	549,280

Total current liabilities		1,613,522	1,503,303
NON-CURRENT LIABILITIES:
Long-term debt	20	2,238,561	2,435,071
Liability for termination indemnities	21	45,109	45,363
Deferred tax liabilities	22	426,131	429,848
Other liabilities	23	246,802	310,590

Total non-current liabilities		2,956,603	3,220,872
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	24	3,427,537	3,256,375
Non-controlling interests	25	13,201	13,029

Total stockholders' equity		3,440,737	3,269,404

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		8,010,861	7,993,579

(*)
In accordance with IAS/IFRS

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME—IAS/IFRS
FOR THE PERIODS ENDED SEPTEMBER 30, 2011 AND 2010 (UNAUDITED)(*)
(Thousands of Euro)(1)

	Note Reference	2011	2010

Net sales	26	4,713,453	4,451,542
Cost of sales		1,621,782	1,529,395

Gross profit		3,091,671	2,922,148

Selling	26	1,485,787	1,427,794
Royalties	26	80,122	74,512
Advertising	26	306,771	286,455
General and administrative	26	480,061	454,547
	26	60,159	62,829
Total operating expenses		2,412,900	2,306,136

Income from operations		678,771	616,012

Other income/(expense)
Interest income	26	10,393	5,824
Interest expense	26	(89,809)	(78,500)
Other—net	26	(5,947)	(5,872)

Income before provision for income taxes		593,408	537,464

Provision for income taxes	26	(200,211)	(186,202)

Net income from continuing operations		393,198	351,262

Net Income		393,198	351,262

Of which attributable to:
—Luxottica Group stockholders		387,963	347,077
—Non-controlling interests		5,235	4,185

NET INCOME		393,198	351,262

Weighted average number of shares outstanding:
Basic		460,249,023	458,544,153
Diluted		462,121,938	460,249,173
EPS:
Basic		0.84	0.76
Diluted		0.84	0.75

(1)
Amounts in thousands except per share data

(*)
In accordance with IAS/IFRS

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—IAS/IFRS
FOR THE PERIODS ENDED SEPTEMBER 30, 2011 AND 2010(*)
(Thousands of Euro)

	September 30, 2011 (unaudited)	September 30, 2010 (unaudited)

Net income	393,198	351,262
Other comprehensive income:
Cash flow hedge—net of tax	15,725	(9,032)
Currency translation differences	(67,071)	161,675
Actuarial gain/(loss) on defined benefit plans—net of tax	(74)	(92)
Total other comprehensive income—net of tax	(51,420)	152,551

Total comprehensive income for the period	341,777	503,813

Attributable to:
—Luxottica Group stockholders' equity	336,460	499,101
—Non-controlling interests	5,317	4,712

Total comprehensive income for the period	341,777	503,813

(*)
In accordance with IAS/IFRS

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDED SEPTEMBER 30, 2011 AND 2010(*)
(Thousands of Euro)

	Capital stock
							Translation of foreign operations and other
	Number of shares	Amount	Legal reserve	Additional paid-in capital	Retained earnings	Stock-Options reserve		Treasury Shares	Stockholders' equity	Non controlling interests
Balance as of January 1, 2010	464,386,383	27,863	5,561	166,912	2,900,213	124,563	(405,160)	(82,713)	2,737,239	16,376

Net Income	—	—	—	—	347,077	—	—	—	347,077	4,185
Other Comprehensive Income:
Translation Difference	—	—	—	—	—	—	161,148	—	161,148	527
Cash Flow Hedge—net of taxes of Euro 4.1 million	—	—	—	—	(9,032)	—	—	—	(9,032)	—
Actuarial gains/(losses)	—	—	—	—	(92)	—	—	—	(92)	—

Total Comprehensive Income as of September 30, 2010	—	—	—	—	337,953	—	161,148	—	499,101	4,712

Exercise of Stock Options	836,100	50	—	11,012				—	11,062	—
Non-cash Stock-based compensation—net of taxes of Euro 1.1 million	—	—	—	—	—	22,671	—	—	22,671	—
Investments in treasury shares	—	—	—	17,794	—	—	—	(25,955)	(8,161)	—
Dividends (Euro 0.35 per share)	—	—	—	—	(160,630)	—	—	—	(160,630)	(8,997)
Allocation of Legal Reserve	—	—	17	—	(17)	—	—	—	—	—
Balance as of September 30, 2010	465,222,483	27,913	5,578	195,718	3,077,519	147,234	(244,012)	(108,668)	3,101,282	12,091

	Capital stock
							Translation of foreign operations and other
	Number of shares	Amount	Legal reserve	Additional paid-in capital	Retained earnings	Stock-Options reserve		Treasury Shares	Stockholders' equity	Non controlling interests
Balance as of January 1, 2011	466,077,210	27,964	5,578	218,823	3,129,786	159,184	(172,431)	(112,529)	3,356,375	13,029

Net Income	—	—	—	—	387,962	—	—	—	387,962	5,235
Other Comprehensive Income:
Translation Difference	—	—	—	—		—	(67,153)	—	(67,153)	82
Cash Flow Hedge—net of taxes of Euro 8.2 million	—	—	—	—	15,725	—	—	—	15,725	—
Actuarial gains/(losses)	—	—	—	—	(74)	—	—	—	(74)	—

Total Comprehensive Income as of September 30, 2011	—	—	—	—	403,613	—	(67,153)	—	336,460	5,317

Exercise of Stock options	971,823	58	—	14,147	—	—	—	—	14,205	—
Non-cash Stock-based compensation—net of taxes of Euro 2.4 million	—	—	—	—	—	33,986	—	—	33,986	—
Investments in treasury shares	—	—	—	—	—	—	—	(10,473)	(10,473)	—
Change in the consolidation perimeter	—	—	—	—	(492)	—	—	—	(492)	(1,243)
Dividends (Euro 0.44 per share)	—	—	—	—	(202,524)	—	—	—	(202,524)	(3,902)
Allocation of Legal Reserve	—	—	22		(22)	—	—	—	—	—
Balance as of September 30, 2011	467,049,033	28,022	5,600	232,970	3,330,361	193,170	(239,584)	(123,002)	3,427,537	13,201

(*)
In accordance with IAS/IFRS

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS—IAS/IFRS
FOR THE PERIODS ENDED SEPTEMBER 30, 2011 and 2010 (UNAUDITED)(*)
(Thousands of Euro)

	2011	2010

Net income	393,197	351,262
Stock-based compensation	36,383	21,603
Depreciation and amortization	229,501	225,443
Net loss on disposals of fixed assets and other	6,169	7,682
Other non-cash items(**)	(46,933)	(25,271)
Changes in accounts receivable	(40,841)	(20,711)
Changes in inventories	(23,698)	(16,121)
Changes in accounts payable	(78,134)	(28,975)
Changes in other assets/liabilities	27,644	(15,742)
Changes in income taxes payable	43,681	65,275
Total adjustments	153,772	213,183
Cash provided by operating activities	546,969	564,445
Property, plant and equipment:
—Additions	(197,559)	(139,264)
—Disposals	—	—
Purchases of businesses—net of cash acquired(***)	(85,248)	(107,104)
Sales of businesses—net of cash disposed	—	5,432
Investments in equity investees	—	(20,684)
Additions to intangible assets	—	—

Cash used in investing activities	(282,807)	(261,620)

(*)
In accordance with IAS/IFRS

(**)
Other non-cash items include deferred taxes for Euro (25.9) million (Euro (14.3) million in 2010), gain on sale of business for Euro 0.0 million (Euro (8.2) million in 2010), gain from the acquisition of new businesses for Euro (21.0) million (Euro 0.0 million in 2010), and other non-cash items for Euro 0.0 million (Euro 2.8 million in 2010).

(***)
Purchases of businesses—net of cash acquired include (i) the purchase of the 57 percent interest in Multiopticas Internacional for Euro 54.2 million (Euro 0.0 million in 2010), (ii) the purchase of two retail chains in Mexico for Euro 19.4 million (Euro 0.0 million in 2010), (iii) the purchase of the non-controlling interest in the Turkey subsidiary Luxottica Gözlük Endüstri ve Ticaret Anonim Sirketi for Euro 61.8 million (Euro 0.0 million in 2010), (iv) the purchase of the non-controlling interest in the English subsidiary Sunglass Hut UK for Euro 32.3 million (Euro 0.0 million in 2010), and (v) other acquisitions for Euro 11.6 million (Euro 12.9 million in 2010).

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS—IAS/IFRS
FOR THE PERIODS ENDED SEPTEMBER 30, 2011 and 2010 (UNAUDITED)(*)
(Thousands of Euro)

	2011	2010

Long-term debt:
—Proceeds	—	383,011
—Repayments	(160,112)	(506,091)

Increase (decrease) in short-term lines of credit	19,310	(6,598)
Exercise of stock options	14,205	11,063
Sale of treasury shares	(10,473)	2,698
Dividends	(206,427)	(169,627)

Cash used in financing activities	(343,497)	(285,544)

Increase in cash and cash equivalents	(79,335)	17,281

Cash and cash equivalents, beginning of the period	664,957	346,624

Effect of exchange rate changes on cash and cash equivalents	(9,838)	14,260

Cash and cash equivalents, end of the period	575,784	378,165

Supplemental disclosure of cash flows information:

(Thousands of Euro)	2011	2010

Cash paid during the period for interest	100,607	86,928
Cash paid during the period for income taxes	129,894	113,171

        The following is a reconciliation between the balance of cash and cash equivalents according to the consolidated statement of cash flows and the balance of cash and cash equivalents according to the consolidated statements of financial position:

(Thousands of Euro)	2011	2010

Cash and cash equivalents according to the consolidated statement of cash flows (net of bank overdrafts)	575,784	378,165
Bank overdrafts	30,570	104,778
Cash and cash equivalents according to the consolidated statements of financial position	606,355	482,943

(*)
In accordance with IAS/IFRS

See notes to the consolidated financial statements

Luxottica Group S.p.A.

Headquarters and registered office • Via C. Cantù 2—20123 Milan, Italy
 Capital Stock: € 28,022,941.98
authorized and issued

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

1.  BACKGROUND

        Luxottica Group S.p.A. (hereinafter the "Company" or together with its consolidated subsidiaries, the "Group") is a company listed on Borsa Italiana and the New York Stock Exchange with its registered office located at Via C. Cantù 2, 20123 Milan (Italy).

        The Company is controlled by Delfin S.à r.l., based in Luxembourg. The chairman of the Board of Directors of the Company, Leonardo Del Vecchio, controls Delfin S.à r.l.

        The Company's Board of Directors, at its meeting on October 24, 2011, approved for publication the Interim Consolidated Financial Statements as of September 30, 2011 (the "Third Quarter Financial Report").

        The financial statements included in this Third Quarter Financial Report are unaudited.

2.  BASIS OF PREPARATION

        This Third Quarter Financial Report as of September 30, 2011 has been prepared in accordance with article 154-ter of the Legislative Decree No. 58 dated February 24, 1998.

        The financial statements included in the Third Quarter Financial Report as of September 30, 2011 have been prepared in compliance with the International Financial Reporting Standards issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union ("IAS/IFRS"), and in accordance with International Accounting Standard ("IAS") 34—Interim Financial Reporting.

        The principles and standards used in the preparation of this unaudited Third Quarter Financial Report are consistent with those used in preparing the audited consolidated financial statements as of December 31, 2010, except as described in Note 3—"New Accounting Standards".

        In particular, this financial report has been prepared on a going concern basis. Management believes that there are no material uncertainties that may cast significant doubt upon the Group's ability to continue as a going concern.

        The consolidated financial statements in this Third Quarter Financial Report are composed of the consolidated statements of financial position, the consolidated statements of income, the consolidated statements of comprehensive income, the consolidated statements of stockholders' equity, the consolidated statements of cash flows and these Notes to the Interim Consolidated Financial Statements as of September 30, 2011.

        The preparation of an interim report requires management to use estimates and assumptions that affect the reported amounts of revenue, costs, assets and liabilities, as well as disclosures relating to contingent assets and liabilities at the reporting date. Results published on the basis of such estimates and assumptions could vary from actual results that may be realized in the future.

        These measurement processes and, in particular, those that are more complex, such as the calculation of impairment losses on non-current assets, are generally carried out only when the audited

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

2.  BASIS OF PREPARATION (Continued)

consolidated financial statements for the fiscal year are prepared, when all the necessary information is available, unless there are indicators requiring immediate impairment testing. Similarly, the actuarial calculations necessary to calculate certain employee benefit liabilities, the changes to most deferred tax assets and liabilities and the impact of share-based payments are normally carried out when the audited consolidated financial statements for the fiscal year are prepared.

        Lastly, with reference to Consob resolution no. 15519 of July 27, 2006, which addresses the format of the financial statements, the Company has not included any specific supplements to the statement of income, statement of financial position or statement of cash flows showing related party transactions, as these are immaterial. Please see Note 28 "Related Party Transactions" for additional details regarding transactions with related parties.

CONSOLIDATION AREA

        Please refer to Note 4 "Business Combinations" for a discussion of changes affecting the consolidation area that occurred in the first nine months of 2011.

3.  NEW ACCOUNTING STANDARDS

        Beginning in 2011, the Group applied the following new accounting standards, amendments and interpretations, as revised by the IASB:

    IFRS 3—Business Combinations: The amendment, applicable for annual periods beginning on or after July 1, 2010, clarifies that contingent consideration balances arising from business combinations whose acquisition date preceded the date when an entity first applied IFRS 3 as issued in 2008, do not have to be adjusted upon application of this IFRS. The amendment also clarifies that for each business combination, the acquirer shall measure at the acquisition date components of non-controlling interests in the acquiree that are present ownership interests and entitle the holder to a proportionate share of the entity's net assets in the event of liquidation. The amendment also specifies that an acquirer must measure a liability or an equity instrument related to share-based payment transactions of the acquiree or the replacement of an acquiree's share-based payment transactions with share-based payment transactions of the acquirer in accordance with the method set forth in IFRS 2 at the acquisition date. The amendment had no significant effects on the Group consolidated financial statements as of September 30, 2011.

    IAS 24 (revised)—Related party disclosures, issued in November 2009. It supersedes IAS 24, Related party disclosures, issued in 2003. The revised standard, mandatory for periods beginning on or after January 1, 2011, clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The amendment had no significant effects on the Group consolidated financial statements as of September 30, 2011.

    IFRIC 14 amendments—Prepayments of a minimum funding requirement, issued in November 2009. The amendments, effective for annual periods beginning January 1, 2011, correct an unintended consequence of IFRIC 14, IAS 19—The limit on a defined benefit asset, minimum

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

3.  NEW ACCOUNTING STANDARDS (Continued)

    funding requirements and their interactions. Without the amendments, entities are not permitted to recognize as an asset certain voluntary prepayments for minimum funding contributions. The amendments had no significant effects on the Group consolidated financial statements as of September 30, 2011.

    IFRIC 19—Extinguishing financial liabilities with equity instruments, issued in November 2009, is effective for annual periods beginning on or after July 1, 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability. It requires a gain or loss to be recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished.

    IAS 32 amendment—Classification of rights issues, issued in October 2009. The amendment, applicable to annual periods beginning on or after February 1, 2010, addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. The amendment applies retrospectively in accordance with IAS 8—Accounting policies, changes in accounting estimates and errors. The amendment had no significant effects on the Group consolidated financial statements as of September 30, 2011.

    IFRS 7—Financial Instruments: Disclosures. The amendment, applicable to annual periods beginning on or after July 1, 2010, emphasizes the interaction between qualitative and quantitative disclosures about the nature and extent of risks arising from financial liabilities. The amendment eliminates the requirement to disclose the carrying amount of financial assets that would otherwise be past due or impaired where their terms were renegotiated. The amendment also eliminates the requirement to disclose the fair value of collateral and other credit enhancements, which can be potentially misleading, although an entity is still required to disclose a description of the collateral and its financial effects. The amendment had no significant effects on the Group consolidated financial statements as of September 30, 2011.

    IAS 1—Presentation of Financial Statements. The amendment, applicable to annual periods beginning on or after January 1, 2011, requires, either in the statement of changes in equity or in the notes, an analysis of other comprehensive income by item. The amendment had no significant effects on the Group consolidated financial statements as of September 30, 2011.

    IAS 27—Consolidated and separate financial statements. The amendment clarifies the transition requirements for amendments arising as a result of IAS 27. The amendment had no significant effects on the Group consolidated financial statements as of September 30, 2011.

    IAS 34—Interim Financial Reporting. The amendment clarifies that the information included in the interim financial reporting on significant transactions and events should update the relevant

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

3.  NEW ACCOUNTING STANDARDS (Continued)

    information presented in the most recent annual report. The amendment had no significant effects on the Group consolidated financial statements as of September 30, 2011.

Amendments and interpretations of existing principles which are effective for reporting periods beginning after January 1, 2011, and not early adopted

    IFRS 9—Financial instruments, issued in November 2009. This standard is the first step in the process to replace IAS 39—Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record—within the consolidated statement of comprehensive income—any changes in the fair value of investments which fall within the scope of IFRS 9. The standard is not applicable until January 1, 2013, but is available for early adoption. The Group has not early adopted and has not yet assessed the full impact of adopting IFRS 9.

    IFRS 10—Consolidated Financial Statements, issued on May 2011. The new model replaces the current duality of IAS 27 and SIC12. The standard states that an investor, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee. An investor controls an investee if and only if the investor has (i) the power over the investee, (ii) exposure, or rights, to variable returns from its involvement with the investee and (iii) the ability to use its power over the investee to affect the amount of the investor's returns.

        IFRS 10 defines relevant activities as activities of the investee that significantly affect the investee's returns. Based on the new standard (i) power arises from rights (for the purpose of assessing power, only substantive rights are considered), (ii) there are possibilities of having power with less than 50% of voting rights, and (iii) potential voting rights are considered only if they are substantive, differently from IAS 27, under which only potential voting rights that are currently exercisable or convertible were relevant to determining control. The new standard introduces some factors to identifying whether a party is acting as an agent or a principal.

        Concurrently with IFRS 10 the IASB issued in May 2011 IAS 27 "Separate Financial Statements", which prescribes the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IFRS 10 and IAS 27 supersede IAS 27 "Consolidated and separate financial statements" (as amended in 2008),

        IFRS 10 and IAS 27 are effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted so long as IFRS 10, IFRS 11, IFRS 12 and IAS 28 (2011) are adopted at the same

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

3.  NEW ACCOUNTING STANDARDS (Continued)

time. The standard has not been endorsed at the date the present financial statements were authorized for issue. The Group has not early adopted and has not yet assessed the full impact of adopting IFRS 10.

    IFRS 12 Disclosure of Interests in Other Entities, issued in May 2011. IFRS 12 provides expanded disclosures about entity's interests in subsidiaries, associates and joint arrangements. IFRS 12 moves away from requiring a 'boiler-plate' list of disclosures to a more principles based approach. IFRS 12 applies only to the consolidated accounts. Disclosures relating to separate accounts are addressed in the revised IAS 27 Separate Financial Statements. IFRS 12 also provides a new set of disclosures related to unconsolidated structured entities. The new disclosures should enable users to understand the nature and extent of the entity's interests in unconsolidated structured entities and to evaluate the nature of risks associated with the structured entity. IFRS 12 provides a definition of a structured entity. IFRS 12 does not require disclosures for the interests in the other unconsolidated entities, which are outside of the definition of a structured entity. The standard is effective for annual periods beginning on or after January, 1 2013. Earlier application is encouraged. An entity can choose to provide any of the disclosures in IFRS 12 without being forced to adopt IFRS 10, IFRS 11, IFRS 12, IAS 27 (revised) or IAS 28 (revised). The standard has not been endorsed at the date the present financial statements were authorized for issue. The Group has not early adopted and has not yet assessed the full impact of adopting IFRS 12.

    IFRS 11 Joint Arrangements, issued in May 2011. IFRS 11 supersedes IAS 31 and SIC-13 Jointly Controlled Entities—Non-Monetary Contributions by Venturers. IFRS 11 mainly addresses two aspects of IAS 31: a) the structure of the arrangement was the only determinant of the accounting and b) that an entity had a choice of accounting treatment for interests in jointly controlled entities. Based on the new standard the 'types' of joint arrangements are reduced to two: joint operations and joint ventures. In a joint operation the parties that have joint control have rights to the assets and obligations for the liabilities. In a joint venture the parties that have joint control have rights to the net assets of the arrangements. The policy choice in IAS 31 of proportionate consolidation for jointly controlled entities has been eliminated while equity accounting has been made mandatory for participants in joint ventures. Entities that participate in joint operations are required to recognise their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRS. The new standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted so long as IFRS 10, IFRS 12, IAS 27(2011) and IAS 28 (2011) are adopted at the same time. The standard has not been endorsed at the date the present financial statements were authorized for issue. The Group believes that IFRS 11 will not have a material impact on the Group consolidated financial statements.

    IFRS 13—Fair value measurement, issued in May 2011. IFRS 13 sets out a single IFRS framework for measuring fair value and provides comprehensive guidance on how to measure the fair value of both financial and non-financial assets and liabilities. IFRS 13 applies when another IFRS requires or permits fair value measurement or disclosures about fair value measurements, thus it does not set out requirements on "when to" apply fair value measurement. IFRS 13 becomes effective on 1 January 2013. The standard has not been

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

3.  NEW ACCOUNTING STANDARDS (Continued)

    endorsed at the date the present financial statements were authorized for issue. The Group has not early adopted and has not yet assessed the full impact of adopting IFRS 13.

        Amendments to IAS 1 Presentation of Items of Other Comprehensive Income, issued in June 2011. The Amendments require separate presentation of items of other comprehensive income that are reclassified subsequently to profit or loss (recyclable) and those that are not reclassified to profit or loss (non-recyclable). If items of other comprehensive income are presented before tax, then income tax is allocated to each respective group. The Amendments do not change the existing option to present an entity's performance in two statements; and do not address the content of performance statements (i.e., what is recognised in profit or loss and what is recognised in other comprehensive income) or recycling issues (i.e., what can be reclassified (recycled) subsequently to profit or loss and what cannot). The amendments are effective from July 1, 2012. The standard has not been endorsed at the date the present financial statements were authorized for issue. The Group has not early adopted and has not yet assessed the full impact of adopting the Amendments to IAS 1.

        Amendments to IAS 19 Employee benefits, issued in June 2011. The standards make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. Actuarial gains and losses are renamed 'remeasurements' and will be recognised immediately in 'other comprehensive income' (OCI) and will never be recycled to profit and loss in subsequent periods. Past-service costs will be recognised in the period of a plan amendment; unvested benefits will no longer be spread over a future-service period. A curtailment now occurs only when an entity reduces significantly the number of employees. Curtailment gains/losses are accounted for as past-service costs. Annual expense for a funded benefit plan will include net interest expense or income, calculated by applying the discount rate to the net defined benefit asset or liability. There will be less flexibility in income statement presentation. Benefit cost will be split between (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past-service cost, settlements and curtailments) and (ii) finance expense or income. This analysis can appear in the income statement or in the notes. The standard is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The standard has not been endorsed at the date the present financial statements were authorized for issue. The Group has not early adopted and has not yet assessed the full impact of adopting IFRS 19.

        Amendments to IAS 12 Recovery of underlying assets, issued in December 2010. The amendments provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model in IAS 40 Investment Property. Under IAS 12, the measurement of deferred tax liabilities and deferred tax assets depends on whether an entity expects to recover an asset by using it or by selling it. The standard is effective for annual periods beginning on or after January,1 2012. Earlier application is permitted. The standard has not been endorsed at the date the present financial statements were authorized for issue. The new standard will not have any impact on the Group consolidated financial statements.

        IAS 28 Investments in associates and Joint ventures, issued in May 2011. The standard supersedes IAS 28 Investments in associates as amended in 2003. The standard incorporates the accounting for joint ventures and certain amendments discussed by the standard setting board during its redeliberations on the exposure draft ED 9. The standard is effective for annual periods beginning on or

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

3.  NEW ACCOUNTING STANDARDS (Continued)

after January, 1 2013. Earlier application is permitted so long as IFRS 10, IFRS 11, IFRS 12 and IAS 27(2011) are adopted at the same time. The standard has not been endorsed at the date the present financial statements were authorized for issue. The Group has not early adopted and has not yet assessed the full impact of adopting IAS 28.

4.  BUSINESS COMBINATIONS

        On June 16, 2009, the Company closed an agreement with Multiopticas Internacional S.L. (MOI), a company operating under the GMO, Econoptics and SunPlanet retail brands in Chile, Peru, Ecuador and Colombia, pursuant to which Luxottica acquired a 40 percent participation in MOI. The total consideration paid for the acquisition of these stakes in MOI was Euro 41.4 million. Under the terms of the governing agreement, the Company has a call option for the remaining 60 percent of MOI, starting from the second half of 2012.

        In May 2011 the Company entered into an agreement pursuant to which it has exercised in advance, on July 13, 2011, its call option on 57.28 percent of MOI share capital. Following the exercise of the call option the Company has increased its shareholdings in Multiopticas Internacional and as of the date of this interim financial report, the Company has purchased an additional 46.04 percent participation in MOI. The acquisition of the remaining 11.24 percent participation in MOI is expected to occur by the end of 2011.

        As of September 30, 2011, the total consideration for the acquisition of the additional 46.04 percent participation in MOI totals Euro 65.8 million of which Euro 60.0 million has been paid as of September 30, 2011 and was determined on the basis of MOI's sales and EBITDA values at the acquisition date. The acquisition furthers the Company's strategy of continued expansion of its retail business in Latin America.

        The Company uses various methods to calculate the fair value of the assets acquired and the liabilities assumed. The purchase price allocation was not completed at the date these interim Consolidated Financial Statements were authorized for issue. The Group has provisionally recognized goodwill and intangible assets for a total amount of approximately Euro 144.7 million.

        The Group recognized a gain of Euro 21.0 million as a result of measuring at fair value its 40 percent equity interest in MOI held before the business combination. The gain is included within General & Administrative expenses in the Interim Consolidated Statement of Income for the period ended September 30, 2011.

5.  SEGMENT REPORTING

        In accordance with IFRS 8—Operating segments the segment reporting schedules are provided below using a reporting format which includes two market segments: the first relates to Manufacturing and Wholesale Distribution ("Wholesale"), and the second relates to Retail Distribution ("Retail").

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

5.  SEGMENT REPORTING (Continued)

        The following table provides information by business segment, which management considers necessary to assess the Group's performance and to make future determinations relating to the allocation of resources.

(Thousands of Euro)	Manufacturing and wholesale distribution	Retail distribution	Inter-segment transactions and corporate adjustments	Consolidated

Nine months ended September 30, 2011 (unaudited)
Net sales	1,900,165	2,813,288	—	4,713,453
Income from operations	441,246	342,133	(104,609)	678,771
Capital expenditures	71,014	126,545	—	197,560
Depreciation and amortization	62,205	107,136	60,159	229,500
Nine months ended September 30, 2010 (unaudited)
Net sales	1,722,947	2,728,595	—	4,451,542
Income from operations	372,235	353,877	(110,101)	616,012
Capital expenditures	59,556	79,709	—	139,264
Depreciation and amortization	58,297	104,317	62,829	225,442

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

6.  CASH AND CASH EQUIVALENTS

(Thousands of Euro)	As of September 30, 2011 (unaudited)	As of December 31, 2010 (audited)

Cash at bank and post office	592,103	667,790
Checks	8,734	6,916
Cash and cash equivalents on hand	5,518	5,146

Total	606,355	679,852

        Please see Note 3—"Financial Results" in the Management Report on the Interim Consolidated Financial Results as of September 30, 2011 for further details on cash and cash equivalents.

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

7.  ACCOUNTS RECEIVABLE—NET

(Thousands of Euro)	As of September 30, 2011 (unaudited)	As of December 31, 2010 (audited)

Accounts receivable	721,300	689,260
Allowance for doubtful accounts	(35,866)	(33,368)

Total	685,434	655,892

        The above are exclusively trade receivables and are recognized net of allowances to adjust their carrying amount to estimated realizable value. They are all due within 12 months.

8.  INVENTORY—NET

(Thousands of Euro)	As of September 30, 2011 (unaudited)	As of December 31, 2010 (audited)

Raw materials	119,369	115,277
Work in process	51,344	52,507
Finished goods	547,119	518,804
Less: inventory obsolescence reserves	(91,109)	(96,552)

Total	626,723	590,036

9.  OTHER ASSETS

(Thousands of Euro)	As of September 30, 2011 (unaudited)	As of December 31, 2010 (audited)

Sales taxes receivable	47,309	32,524
Short-term borrowing	1,060	860
Accrued income	1,479	1,501
Receivables for royalties	1,843	2,078
Other financial assets	39,640	26,364
Total financial assets	91,331	63,327
Income taxes receivable	18,022	70,720
Advances to suppliers	17,122	9,487
Prepaid expenses	69,214	66,399
Other assets	29,514	16,825
Total other assets	133,872	163,431

Total other current assets	225,203	226,759

        The main items within other financial assets relate to amounts recorded in the North American Retail Division of Euro 13.3 million as of September 30, 2011 (Euro 8.7 million as of December 31, 2010).

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

9.  OTHER ASSETS (Continued)

        The decrease in income taxes receivable was primarily due to the utilization of Euro 48.9 million tax receivables in the North American operations.

        The increase in other assets is related to the timing of payments of royalties advances as contractually agreed.

        The net book value of financial assets is approximately equal to their fair value and corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

NON-CURRENT ASSETS

10.  PROPERTY, PLANT AND EQUIPMENT—NET

        Changes in items of property, plant and equipment during the first nine months of 2011 are illustrated below:

(Thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Balance as of January 1, 2011
Historical cost	820,833	1,017,958	37,853	673,051	2,549,696
Accumulated depreciation	(353,508)	(650,735)	(7,226)	(309,097)	(1,320,566)

Balance as of January 1, 2011	467,325	367,223	30,627	363,954	1,229,130

Increases	26,171	70,117	—	101,272	197,560
Decreases	(1,365)	(387)	—	(4,418)	(6,170)
Business combinations	6,147	3,198	—	10,978	20,323
Translation differences and other	(898)	26,551	—	(37,475)	(11,822)
Depreciation expense	(40,226)	(69,200)	(1,159)	(55,053)	(165,637)

Balance as of September 30, 2011	457,156	397,503	29,469	379,258	1,263,386

Historical cost	838,372	1,071,131	37,853	767,698	2,715,054
Accumulated depreciation	(381,216)	(673,628)	(8,384)	(388,440)	(1,451,668)

Balance as of September 30, 2011	457,156	397,503	29,469	379,258	1,263,386

        Aggregated depreciation of Euro 165.6 million (Euro 160.1 million in the same period in 2010) was allocated to cost of sales for Euro 45.8 million (compared to Euro 45.1 million in the same period in 2010), selling expenses for Euro 79.2 million (compared to Euro 76.4 million in the same period in 2010), advertising expenses for Euro 3.3 million (compared to Euro 3.7 million in the same period in 2010) and general and administrative expenses for Euro 37.4 million (compared to Euro 34.9 million in the same period in 2010).

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

10.  PROPERTY, PLANT AND EQUIPMENT—NET (Continued)

        Other equipment included assets under construction of Euro 93.9 million at September 30, 2011 (Euro 91.3 million at December 31, 2010), mainly relating to the opening and renovation of North American retail stores.

        Leasehold improvements totaled Euro 218.7 million and Euro 228.4 million at September 30, 2011 and December 31, 2010, respectively.

11.  GOODWILL AND INTANGIBLE ASSETS—NET

        Changes in intangible assets in the first nine months of 2011 are illustrated below:

(Thousands of Euro)	Goodwill	Trade names and trademarks	Distributor network	Customer relations, contracts and lists	Franchise agreements	Other	Total

Balance as of January 1, 2011
Historical cost	2,953,513	1,509,556	4,414	225,364	21,479	40,475	4,754,801
Accumulated amortization	(62,986)	(569,401)	(1,331)	(51,967)	(6,180)	(17,532)	(709,397)

Balance as of January 1, 2011	2,890,527	940,155	3,082	173,397	15,299	22,944	4,045,404

Increases	—	1,873	—	—	—	3,290	5,163
Decreases	—	—	—	—	—	(87)	(92)
Intangible assets from business acquisitions	135,450	18,756	—	—	—	9,718	163,926
Translation differences and other	(45,635)	(13,176)	(3,022)	(4,222)	(192)	(3,533)	(69,779)
Amortization expense	—	(48,884)	(31)	(10,835)	(765)	(3,348)	(63,863)

Balance as of Sept 30, 2011	2,980,342	898,723	29	158,340	14,342	28,984	4,080,760

Historical cost	3,031,998	1,513,769	294	220,445	21,255	49,602	4,837,362
Impairment and accumulated amortization	(51,656)	(615,046)	(266)	(62,105)	(6,912)	(20,618)	(756,602)

Balance as of Sept 30, 2011	2,980,342	898,723	29	158,340	14,342	28,984	4,080,760

        As of the preparation of this Third Quarter Financial Report there are no indicators that would require an immediate assessment of any impairment losses.

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

12.  INVESTMENTS

        This item amounted to Euro 9.4 million (Euro 54.1 million at December 31, 2010). The decrease from December 31, 2010 is due to the acquisition of the additional 57 percent of MOI. As a result of the acquisition of a controlling interest MOI became a subsidiary and therefore has been consolidated line by line starting from the acquisition date. In 2010 MOI was an associated entity of the Company and therefore the related investment was accounted for under the equity method.

13.  OTHER ASSETS

        Other non-current assets amounted to Euro 142.3 million (Euro 148.1 million at December 31, 2010) and were primarily comprised of security deposits of Euro 29.5 million (Euro 24.8 million at December 31, 2010) and advances the Group has paid to certain licensees for future contractual minimum royalties, amounting to Euro 95.7 million (Euro 106.1 million at December 31, 2010).

14.  DEFERRED TAX ASSETS

        Deferred tax assets showed a balance of Euro 371.3 million (Euro 364.3 million at December 31, 2010), and an increase of Euro 7 million. Deferred tax assets primarily related to temporary differences between the tax values and carrying amounts of inventories, intangible assets, pension funds and tax losses carried forward.

LIABILITIES AND EQUITY

15.  BANK OVERDRAFTS

        Bank overdrafts at September 30, 2011 reflect current account overdrafts with various banks. The interest rates on these credit lines are floating, and the credit lines may be used, if necessary, to obtain letters of credit.

16.  CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Group, as further described below in Note 20—"Long-Term Debt."

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

17.  ACCOUNTS PAYABLE

        Accounts payable consist of invoices received and not yet paid at the reporting date, in addition to invoices to be received, accounted for on an accrual basis.

        The balance, which is fully payable within 12 months, is detailed below:

(Thousands of Euro)	As of September 30, 2011 (unaudited)	As of December 31, 2010 (audited)

Accounts payable	302,404	399,353
Invoices to be received	157,046	138,389

Total	459,450	537,742

18.  INCOME TAXES PAYABLE

        Income taxes payable include liabilities for current taxes which are certain and determined.

(Thousands of Euro)	As of September 30, 2011 (unaudited)	As of December 31, 2010 (audited)

Current year income taxes payable fund	122,874	77,425
Income taxes advance payment	(19,556)	(17,358)

Total	103,318	60,067

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

19.  OTHER LIABILITIES

(Thousands of Euro)	As of September 30, 2011 (unaudited)	As of December 31, 2010 (audited)

Premiums and discounts to suppliers	33,883	27,507
Sales commissions	1,417	1,135
Leasing rental	23,224	22,370
Insurance	10,282	9,255
Sales taxes payable	57,757	35,994
Salaries payable	194,014	183,559
Due to social security authorities	26,928	26,156
Sales commissions payable	6,231	7,154
Royalties payable	2,421	1,602
Other financial liabilities	151,009	125,858

Total financial liabilities	507,167	440,590

Deferred income	4,747	1,356
Customers' right of return	31,879	27,744
Advances from customers	31,587	53,835
Other liabilities	29,055	25,755

Total liabilities	97,268	108,690

Total other current liabilities	604,435	549,280

        Other liabilities consist of the current portion of funds set aside for the provision for risks that primarily include:

  •
  Provisions for long-term insurance risk of Euro 1.2 million as of September 30, 2011 and Euro 1.0 million as of December 31, 2010;

  •
  Provisions for licensing expenses and advertising expenses for licensed designer brands of Euro 10.9 million as of September 30, 2011 (Euro 6.7 million as of December 31, 2010), which are based upon advertising expenses that the Group is required to incur under the license agreements; and

  •
  Provisions for various legal disputes that have occurred in the ordinary course of business totaling Euro 4.6 million as of September 30, 2011 (Euro 5.2 million as of December 31, 2010).

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

20.    LONG-TERM DEBT

(Thousands of Euro)	As of September 30, 2011 (unaudited)	As of December 31, 2010 (audited)

Luxottica Group S.p.A. credit agreement with various financial institutions (a)	517,122	545,552
Senior unsecured guaranteed notes (b)	949,401	943,112
Credit agreement with various financial institutions (c)	216,322	242,236
Credit agreement with various financial institutions for Oakley acquisition (d)	777,209	897,484
Current portion of capital lease obligations	1,885	1,141
Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (e)	16,410	3,112
Total	2,478,349	2,632,637
Less: Current maturities	239,788	197,566
Long-Term Debt	2,238,561	2,435,071

        (a)   In April 2008, the Company entered into a Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility was an 18-month revolving credit facility that provided borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility could be borrowed and repaid until final maturity. Interest accrued at EURIBOR plus 0.375 percent. The Company could select interest periods of one, three or six months. In June 2009, the Company renegotiated this credit facility. Interest accrued at EURIBOR plus 1.90 percent. The final maturity of the amended credit facility was July 13, 2011. On January 20, 2011, the Company terminated this credit line.

On May 29, 2008, the Company entered into a Euro 250.0 million revolving credit facility, guaranteed by its subsidiary, Luxottica U.S. Holdings Corp. ("US Holdings"), with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. This revolving credit facility requires repayments of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, with a repayment of Euro 40.0 million on the final maturity date of May 29, 2013. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement (1.989 percent as of September 30, 2011). As of September 30, 2011, Euro 220.0 million was borrowed under this credit facility. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of September 30, 2011.

In June and July 2009, the Company entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250.0 million with various banks ("Intesa Swaps"). The Intesa Swaps decrease their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, starting on August 29, 2011. These Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.252 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

20.    LONG-TERM DEBT (Continued)

at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

On November 11, 2009, the Company entered into a Euro 300.0 million Term Facility Agreement, guaranteed by its subsidiaries US Holdings and Luxottica S.r.l., with Mediobanca—Banca di Credito Finanziario S.p.A., as agent, and Mediobanca—Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility was November 30, 2012 prior to the renegotiation discussed below. Interest accrued at EURIBOR (as defined in the agreement) plus a margin between 1.75 percent and 3.00 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. In November 2010, the Company renegotiated this credit facility. The final maturity of the Term Facility is November 30, 2014. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 1.00 percent and 2.75 percent based on the "Net Debt/EBITDA" ratio (2.696 percent as of September 30, 2011). As of September 30, 2011, Euro 300.0 million was borrowed under this credit facility.

        (b)   On July 1, 2008, US Holdings closed a private placement of U.S. $275.0 million senior unsecured guaranteed notes (the "2008 Notes"), issued in three series (Series A, Series B and Series C). The aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20.0 million, U.S. $127.0 million and U.S. $128.0 million, respectively. The Series A Notes mature on July 1, 2013, the Series B Notes mature on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The 2008 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of September 30, 2011. The proceeds from the 2008 Notes received on July 1, 2008 were used to repay a portion of the Bridge Loan Facility (described in (d) below).

On January 29, 2010, US Holdings closed a private placement of U.S. $175.0 million senior unsecured guaranteed notes (the "January 2010 Notes"), issued in three series (Series D, Series E and Series F). The aggregate principal amounts of the Series D, Series E and Series F Notes are U.S. $50.0 million, U.S. $50.0 million and U.S. $75.0 million, respectively. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The January 2010 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of September 30, 2011.

On September 30, 2010, the Company closed a private placement of Euro 100.0 million senior unsecured guaranteed notes (the "September 2010 Notes"), issued in two series (Series G and Series H). The aggregate principal amounts of the Series G and Series H Notes are Euro 50.0 million and Euro 50.0 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75 percent per annum and interest on the Series H Notes accrues at 4.25 percent per annum. The September 2010 Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of September 30, 2011.

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

20.    LONG-TERM DEBT (Continued)

On November 10, 2010, the Company issued senior unsecured guaranteed notes to institutional investors (Eurobond November 10, 2015) for an aggregate principal amount of Euro 500.0 million. The notes mature on November 10, 2015 and interest accrues at 4.00 percent. The notes are listed on the Luxembourg Stock Exchange (ISIN XS0557635777). The notes were issued in order to exploit favorable market conditions and extend the average maturity of the Group's debt. The Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of September 30, 2011.

        (c)   On June 3, 2004 the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740.0 million and U.S. $325.0 million. The five-year facility consisted of three Tranches (Tranche A, Tranche B and Tranche C). The March 10, 2006 amendment increased the available borrowings to Euro 1,130.0 million and U.S. $325.0 million, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. In February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A, which was to be used for general corporate purposes, including the refinancing of existing Company debt as it matures, was a Euro 405.0 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45.0 million beginning in June 2007. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of U.S. $325.0 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole National Corporation ("Cole"). Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a Revolving Credit Facility of Euro 725.0 million-equivalent multi-currency (Euro/US dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and US dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on September 30, 2011 was 0.587 percent for Tranche B, while Tranche C was not used. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of September 30, 2011. Under this credit facility, Euro 217.1 million was borrowed as of September 30, 2011.

During the third quarter of 2007, the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of U.S. $325.0 million with various banks ("Tranche B Swaps"). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.634 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

        (d)   On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately U.S. $2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007, the Company and US Holdings entered into two credit facilities with a group of banks providing for certain

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

20.    LONG-TERM DEBT (Continued)

term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D is a U.S. $1.0 billion amortizing term loan requiring repayments of U.S. $50.0 million on a quarterly basis starting from October 2009, made available to US Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500.0 million, made available to the Company. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on "Net Debt to EBITDA" ratio, as defined in the facility agreement (0.496 percent for Facility D and 0.593 percent for Facility E on September 30, 2011). In September 2008, the Company exercised an option included in the agreement to extend the maturity date of Facilities D and E to October 12, 2013. These credit facilities contain certain financial and operating covenants. The Company was in compliance with those covenants as of September 30, 2011. U.S. $1.1 billion was borrowed under this credit facility as of September 30, 2011.

During the fourth quarter of 2007, the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500.0 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.260 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

During the fourth quarter of 2008 and the first quarter of 2009, US Holdings entered into 14 interest rate swap transactions with an aggregate initial notional amount of U.S. $700.0 million with various banks ("Tranche D Swaps"), which will start to decrease by U.S. $50.0 million every three months beginning on April 12, 2011. The final maturity of these swaps will be October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.587 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

The short-term bridge loan facility was for an aggregate principal amount of U.S. $500.0 million. Interest accrued on the short-term bridge loan at LIBOR (as defined in the facility agreement) plus 0.15 percent. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, the Company and US Holdings entered into an amendment and transfer agreement to this short-term bridge loan facility. The terms of this amendment and transfer agreement, among other things, reduced the total facility amount from U.S. $500.0 million to U.S. $150.0 million, effective on July 1, 2008, and provided for a final maturity date that was 18 months from the effective date of the agreement. From July 1, 2008, interest accrued at LIBOR (as defined in the facility agreement) plus 0.60 percent. On November 27, 2009, the Company and US Holdings amended the U.S. $150.0 million short-term bridge loan facility to, among other things, reduce the total facility amount from U.S. $150.0 million to U.S. $75.0 million, effective November 30, 2009, and provide for a final maturity date of November 30, 2011. The new terms also provided for the repayment of U.S. $25.0 million on November 30, 2010 and the remaining principal at the final maturity date. From November 30, 2009, interest accrued at LIBOR (as defined in the facility agreement) plus 1.90 percent. US Holdings prepaid U.S. $25.0 million on

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

20.    LONG-TERM DEBT (Continued)

September 8, 2010 and the remaining U.S. $50.0 million on October 12, 2010 and at such time the credit facility was terminated.

As of September 30, 2011, the Group had unused committed (revolving) credit lines of Euro 692.2 million.

        (e)   Other loans consist of several small credit agreements which are not material.

        Long-term debt, including capital lease obligations, as of September 30, 2011 matures as follows:

(Thousands of Euro)

2011	69,745
2012	493,553
2013	684,257
2014	300,257
2015 and subsequent years	918,448
Effect deriving from the adoption of the amortized cost method	12,089

Total	2,478,349

        The net financial position was as follows:

(Thousands of Euro)		September 30, 2011 (unaudited)	December 31, 2010 (audited)

A	Cash and cash equivalents	606,355	679,852
B	Other availabilities	—	—
C	Marketable securities	—	—
D	Availabilities (A) + (B) + (C)	606,355	679,852
E	Current Investments	—	—
F	Bank overdrafts	206,531	158,648
G	Current portion of long-term debt	239,788	197,566
H	Other liabilities	—	—
I	Current Liabilities (F) + (G) + (H)	446,319	356,214
J	Net-Current Liabilities (I) – (E) – (D)	(160,036)	(323,638)
K	Long-term debt	1,289,160	1,491,959
L	Notes payable	949,401	943,112
M	Other non-current liabilities
N	Total non-current liabilities (K) + (L) + (M)	2,238,561	2,435,071
O	Net Financial Position (J) + (N)	2,078,525	2,111,433

        Our net financial position with respect to related parties is not material.

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

21.  LIABILITY FOR TERMINATION INDEMNITIES

        This item amounts to Euro 45.1 million as of September 30, 2011 (Euro 45.4 million at December 31, 2010). The balance primarily includes liabilities related to the post-employment benefits of our Italian companies' employees.

22.  DEFERRED TAX LIABILITIES

        Deferred tax liabilities amount to Euro 426.1 million and Euro 429.8 million as of September 30, 2011 and December 31, 2010, respectively. Deferred tax liabilities primarily relate to temporary differences between the tax values and carrying amounts of property, plant and equipment and intangible assets and cannot be offset with the related deferred tax assets.

23.  OTHER NON-CURRENT LIABILITIES

(Thousands of Euro)	As of September 30, 2011 (unaudited)	As of December 31, 2010 (audited)

Provision for risks	77,596	82,855
Other liabilities	86,395	113,077
Other financial liabilities	82,811	114,658

Total	246,802	310,590

        The provision for risks primarily includes:

  •
  accruals for "self-insurance" covering specific risks, amounting to Euro 23.5 million (Euro 26.9 million at December 31, 2010);

  •
  accruals for various legal disputes arising from normal business activities totaling Euro 6.0 million (Euro 6.0 million at December 31, 2010); and

  •
  accruals for tax liabilities of Euro 36.5 million (Euro 37.5 million at December 31, 2010).

        Other liabilities (Euro 86.4 million, compared to Euro 113.1 million at December 31, 2010) consist of liabilities for U.S. pension funds. Other financial liabilities mainly include the non-current portion of interest rate derivative liabilities (Euro 27.9 million at September 30, 2011, compared to Euro 53.0 million at December 31, 2010).

24.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital stock

        The Company's capital stock at September 30, 2011 amounted to Euro 28,022,941.98 and was comprised of 467,049,033 ordinary shares of stock with a par value of Euro 0.06 per share. At January 1, 2011, the capital stock amounted to Euro 27,964,632.6 and was comprised of 466,077,210 ordinary shares of stock with a par value of Euro 0.06 per share.

        Following the exercise of 971,823 options to purchase ordinary shares of stock granted to employees under existing stock option plans, the capital stock increased by Euro 58,309.38 in the first

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

24.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

nine months of 2011. The options exercised included 101,900 from the 2002 grant, 202,300 from the 2003 grant, 257,023 from the 2004 grant (of which 40,000 from the Extraordinary 2004 Plan), 169,100 from the 2005 grant and 231,500 from the 2008 grant.

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases in connection with the grant and in certain circumstances the exercise of stock options and other similar equity based compensation.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated subsidiaries' equity in excess of the corresponding carrying amounts of investments in the same subsidiaries. This item also includes amounts arising as a result of consolidation adjustments.

Translation of foreign operations

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury reserve

        Treasury reserve was equal to Euro 123.0 million as of September 30, 2011 (Euro 112.5 million as of December 31, 2010). The increase was due to the stock buyback program approved at the stockholders' meeting on October 29, 2009 (the "2009 Program"), intended to provide the Company with treasury shares to efficiently manage its share capital and to implement its Performance Shares Plan.

        Under the 2009 Program the Company, in the first three months of 2011, purchased on the Milan Stock Exchange's Mercato Telematico Azionario ("MTA") an aggregate amount of 466,204 ordinary shares of stock at an average price of Euro 22.45 per share for an aggregate amount of Euro 10.5 million. The 2009 Program expired on April 28, 2011.

        Treasury shares purchased by Luxottica Group are recorded at cost as a deduction from equity. Please refer to the consolidated statement of stockholders' equity for further details on the amounts involved.

25.  NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests amounted to Euro 13.2 million and Euro 13.0 million at September 30, 2011 and December 31, 2010, respectively.

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

26.  NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

        Please refer to Note 3—"Financial Results" in the Management Report on the Interim Consolidated Financial Results as of September 30, 2011 (unaudited).

27.  COMMITMENTS AND RISKS

        The Group has commitments under contractual agreements in place. Such commitments relate to the following:

  •
  royalty agreements signed with certain designers whereby the Group is required to pay royalties and advertising fees calculated as a percentage of turnover (as contractually defined) guaranteeing, in some cases, a minimum annual amount. These agreements require minimum payments of an aggregate of Euro 314.2 million as of September 30, 2011 and Euro 392.4 million as of December 31, 2010.

  •
  rental and operating lease agreements for various stores, plants, warehouses and offices, along with a portion of the IT system and motor vehicles. The agreements include renewal options subject to various conditions. The rental and licensing agreements for the Group's points of sale in the United States often include rent increase clauses and conditions requiring the payment of progressively higher rent installments, in addition to an established minimum, in relation to the achievement of sales targets set forth in such agreements. Future minimum rental payments required under these rental and operating agreements were Euro 1,075.3 million as of September 30, 2011 and Euro 1,285.0 million as of December 31, 2010.

  •
  other commitments which include future payments for endorsement contracts, supplier purchases and other long-term commitments mainly consist of cars, machinery and equipment lease commitments. Future payments related to those commitments were Euro 95.7 million as of September 30, 2011 and Euro 32.8 million as of December 31, 2010.

Guarantees

  •
  The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. A sixth such lease terminated on June 30, 2011. These lease agreements have varying termination dates through June 30, 2017. At September 30, 2011, the Group's maximum liability amounted to Euro 3.4 million (Euro 4.0 million at December 31, 2010).

  •
  A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 1.2 million (U.S. $1.6 million) at September 30, 2011 (Euro 1.5 million at December 31, 2010). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements.

Credit lines

        As of September 30, 2011 and as of December 31, 2010, the Company had unused short-term lines of credit of approximately Euro 638.4 million and Euro 559.8 million, respectively.

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

27.  COMMITMENTS AND RISKS (Continued)

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 366.8 million. These lines of credit are renewable annually, can be canceled on short notice and have no commitment fees. At September 30, 2011, these credit lines were not utilized.

        US Holdings maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 99.3 million (U.S. $134.1 million). These lines of credit are renewable annually, can be canceled on short notice and have no commitment fees. At September 30, 2011, there were no amounts borrowed against these lines, however, there was Euro 32.0 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit (see below).

        The blended average interest rate on these lines of credit is approximately LIBOR plus 0.40 percent.

Outstanding Standby Letters of Credit

        A wholly-owned U.S. subsidiary has obtained various standby and trade letters of credit from banks that aggregated Euro 32.0 million and Euro 34.0 million as of September 30, 2011 and December 31, 2010, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 40 to 60 basis points annually.

Litigation

        The Group and its subsidiaries are involved in the following legal and regulatory proceedings of which, unless already settled or otherwise concluded, the timing and outcomes are inherently uncertain and such outcomes could have an adverse effect on the Group's business, financial position or operating results.

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major companies which operate in the French eyewear industry, has been the subject of an investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation is still ongoing and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Group intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

Other proceedings

        The Group is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Group that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Group's consolidated financial position or results of operations.

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

28.  RELATED PARTY TRANSACTIONS

Licensing agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Retail Brand Alliance, Inc. ("RBA"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The Group paid royalties to RBA under the license of Euro 0.5 million in the first nine months of 2011 and Euro 0.7 million in the first nine months of 2010.

Stock option plan

        On September 14, 2004, the Company's Chairman and largest stockholder, Leonardo Del Vecchio, allocated 9.6 million shares (representing 2.11 percent of the Company's issued share capital as of such date) that he held through the company La Leonardo Finanziaria S.r.l.—subsequently merged into Delfin S.à r.l., a holding company of the Del Vecchio family—to a stock option plan for the Group's top management. The options vested on June 30, 2006, upon the achievement of certain financial targets. Accordingly, since the vesting date, the holders of these options have been and will remain entitled to exercise these options from such date until their expiration in 2014. In the first nine months of 2011, 720,000 rights were exercised as part of this plan. In the same period of 2010, 500,000 rights were exercised.

        On July 13 the Company acquired an additional 57 percent stake in MOI which became a subsidiary and is no longer a related party. For 2011, the table below reports the transactions with MOI that occurred until the acquisition date.

        A summary of related party transactions as of September 30, 2011 and September 30, 2010 is provided below:

As of September 30, 2011 Related parties (Thousands of Euro)	Income Statement		Statement of financial position
	Revenues	Costs	Assets	Liabilities

Retail Brand Alliance, Inc.	78.2	496.2	190.3	181.2
Multiopticas Internacional S.L.	4,714.1	25.0	1,584.4	2,465.4
Eyebiz Laboratories Pty Limited	690.3	32,755.1	2,584.9	13,097.5
Others	423.8	526.6	180.3	120.8

Total	5,906.5	33,803.0	4,540.0	15,864.9

			Statement of financial position
As of September 30, 2010 Related parties (Thousands of Euro)	Income Statement
	Revenues	Costs	Assets	Liabilities

Retail Brand Alliance, Inc.	84.9	534.9	—	83.1
Multiopticas Internacional S.L.	6,885.1	89.7	2,706.9	2,474.5
Others	2.1	132.7	—	0.7

Total	6,972.1	757.2	2,706.9	2,558.3

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

28.  RELATED PARTY TRANSACTIONS (Continued)

        Total remuneration due to key managers in the first nine months of 2011 amounted to approximately Euro 13.4 million (Euro 12.4 million at September 30, 2010).

        These costs relate to key managers who were already with the Group in the first nine months of 2010 and remain in service, as well as those who became key managers after September 30, 2010.

29.  EARNINGS PER SHARE

        Basic and diluted earnings per share have been calculated as the ratio of net profit attributable to the stockholders of the Company for the periods ended September 30, 2011 and 2010, amounting to Euro 388.0 million and Euro 347.1 million, respectively, to the number of outstanding shares on such dates—basic and dilutive of the Company.

        Earnings per share in the first nine months of 2011 amounted to Euro 0.84, compared to Euro 0.76 in the same period in 2010. Diluted earnings per share in the first nine months of 2011 amounted to Euro 0.84, compared to Euro 0.75 in the same period in 2010.

        The table below provides a reconciliation of the weighted average number of shares used to calculate basic and diluted earnings per share:

	As of September 30,
	2011	2010

Weighted average shares outstanding—basic	460,249,023	458,544,153
Effect of dilutive stock options	1,872,916	1,705,020
Weighted average shares outstanding—dilutive	462,121,938	460,249,173
Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period or performance measures related to the awards have not yet been met	13,580,120	11,169,622

30.  DIVIDENDS

        In May 2011, the Company distributed an aggregate of Euro 202.5 million in dividends to its stockholders equal to Euro 0.44 per ordinary share. Dividends distributed from various subsidiaries to non-controlling interests totaled Euro 3.9 million in the first nine months of 2011. In May 2010, the Company distributed an aggregate of Euro 160.6 million in dividends to its stockholders equal to Euro 0.35 per ordinary share. Dividends distributed from various subsidiaries to non-controlling interests totaled Euro 8.7 million in the first nine months of 2010.

31.  STOCK OPTIONS AND INCENTIVE PLANS

        At the Stockholders' Meeting of Luxottica Group on May 13, 2008 the Group's stockholders approved a performance shares plan ("Performance Shares Plan 2008" or "2008 PSP"). The 2008 PSP is intended to strengthen the loyalty of the Group's key employees and to recognize their contributions to the Group's success on a medium- to long-term basis.

Notes to the
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2011
(UNAUDITED)

31.  STOCK OPTIONS AND INCENTIVE PLANS (Continued)

        The beneficiaries of the 2008 PSP will be granted the right to receive ordinary shares ("Units"), without consideration, at the end of the three-year vesting period subject to achievement of certain EPS targets determined by the Board of Directors. On April 28, 2011, the Board of Directors approved grants totalling 764,750 Units. This was the fourth grant awarded under the 2008 PSP.

        The Units' fair value was estimated at the date of grant using a binomial lattice model with the following weighted-average assumptions:

Share price at the grant date	Euro 22.91
Expected option life	3 years
Dividend yield	1.85 percent

        On April 28, 2011, the Board of Directors awarded a total of 2,039,000 stock options to employees of the Company and its subsidiaries, of which 715,500 were awarded to U.S. employees. The stock options were awarded under the Stock Option Plan approved by the Company's stockholders at a meeting on June 14, 2006.

        The stock options' fair value was estimated at the date of grant using a binomial lattice model with the following weighted-average assumptions:

Share price at the grant date	Euro 22.91
Expected option life	5.56 years
Dividend yield	1.85 percent
Volatility	33.35 percent
Risk free interest rate	2.88 percent

        As part of the celebrations marking Luxottica's 50th anniversary, the Board of Directors of Luxottica approved the gifting of free treasury shares to employees of the Group in Italy. The transaction involved over 7 thousand employees for an aggregate maximum amount of 313,575 Luxottica treasury shares. As a result of the grant the Group has recorded a total expense of Euro 6.3 million.

32.  SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 53.6 percent and 50.2 percent of our net sales in the first nine months of 2011 and 2010, respectively.

33.  SUBSEQUENT EVENTS

        Please see Note 6—"Subsequent Events" in the Management Report on the Interim Consolidated Financial Statements as of September 30, 2011 (unaudited) for a description of events that have occurred after September 30, 2011.

******************************************************

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate as of September 30, 2011	Final exchange rate as of September 30, 2011	Average exchange rate as of September 30, 2010	Final exchange rate as of December 31, 2010

(per €1)
U.S. Dollar	1.4065	1.3503	1.3145	1.3362
Swiss Franc	1.2337	1.2170	1.4002	1.2504
Great Britain Pound	0.8714	0.8667	0.8573	0.8608
Brazilian Real	2.2942	2.5067	2.3410	2.2177
Japanese Yen	113.1924	103.7900	117.6606	108.6500
Canadian Dollar	1.3752	1.4105	1.3615	1.3322
Mexican Peso	16.9273	18.5936	16.7086	16.5475
Swedish Krona	9.0096	9.2580	9.6484	8.9655
Australian Dollar	1.3540	1.3874	1.4655	1.3136
Argentine Peso	5.7480	5.6753	5.1370	5.3099
South African Rand	9.8238	10.9085	9.8084	8.8625
Israeli Shekel	4.9644	5.0582	4.9560	4.7378
Hong Kong Dollar	10.9518	10.5213	10.2153	10.3856
Turkish Lira	2.2920	2.5100	1.9989	2.0694
Norwegian Krona	7.8044	7.8880	7.9886	7.8000
Malaysian Ringgit	4.2591	4.3112	4.2793	4.0950
Thai Baht	42.6403	42.0480	42.4568	40.1700
Taiwan Dollar	40.9285	41.1808	41.9087	39.0438
South Korean Won	1,540.6922	1,594.9200	1,529.4576	1,499.0600
Chinese Renminbi	9.1378	8.6207	8.9474	8.8220
Singapore Dollar	1.7535	1.7589	1.8180	1.7136
New Zealand Dollar	1.7682	1.7660	1.8536	1.7200
United Arab Emirates Dirham	5.1656	4.9597	4.8283	4.9078
Indian Rupee	63.6758	66.1190	60.4753	59.7580
Polish Zloty	4.0211	4.4050	4.0043	3.9750
Hungarian Forint	271.3828	292.5500	275.3819	277.9500
Croatian Kuna	7.4199	7.4995	7.2618	7.3830
Namibian Dollar	9.8238	10.9085	9.8084	8.8625
American Dollar (GMO Ecuador)	1.4105	1.3503	NA	NA
Colombian Peso	2,537.9182	2,593.7000	NA	NA
Chilean Peso	666.6199	703.3720	NA	NA
Peruvian Nuevo Sol	3.8645	3.7399	NA	NA

Milan, October 24, 2011
Luxottica Group S.p.A.
For the Board of Directors

Andrea Guerra
Chief Executive Officer

        The officer responsible for preparing the Company's financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this report corresponds to the document results, books and accounting records.

Milan, October 24, 2011

Enrico Cavatorta
(Manager responsible for financial reporting)

Luxottica Headquarters and Registered Office•Via C. Cantù, 2, 20123 Milan, Italy • Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 • Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS
GMBH
HAAR - GERMANY

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE
OPTICA SA
LISBOA - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
ZURIGO - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 LUXOTTICA RETAIL UK LTD
ST. ALBANS - HERTFORDSHIRE - UK

 OAKLEY ICON LIMITED
DUBLIN - IRELAND

LUXOTTICA ExTrA LIMITED
DUBLIN - IRELAND

 LUXOTTICA TRADING AND
FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
ST. ALBANS - HERTFORDSHIRE - UK

 LUXOTTICA
VERTRIEBSGESELLSCHAFT MBH
KLOSTERNEUBURG - AUSTRIA

 LUXOTTICA U.S. HOLDINGS
CORP.
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA USA LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA CANADA INC
TORONTO - ONTARIO (CANADA)

 LUXOTTICA NORTH AMERICA
DISTRIBUTION LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL NORTH
AMERICA INC.
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL CANADA INC.
ETOBICOKE - ONTARIO (CANADA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

 OPTICAS GMO CHILE SA
HUECHURABA SANTIAGO - CHILE

LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

 LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA
SÃO PAULO - BRASIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
CAPE TOWN-OBSERVATORY - SOUTH AFRICA

 RAYBAN SUN OPTICS INDIA LTD
GURGAON - HARYANA - INDIA

 SPV ZETA OPTICAL COMMERCIAL AND
TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO.
LTD
BEIJING - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

 LUXOTTICA SOUTH PACIFIC
HOLDINGS PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA (CHINA)
INVESTMENT CO. LTD.
SHANGHAI - CHINA

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

Date: November 10, 2011	By:	/s/ Enrico Cavatorta ENRICO CAVATORTA CHIEF FINANCIAL OFFICER